Filed pursuant to Rule 424(b)(3)
Registration No. 333-140331

PROSPECTUS

7,183,333 Shares

Common Stock

The stockholders of Quepasa Corporation listed in this prospectus are offering for sale up to 2,983,333 shares of common stock, and an additional 4,200,000 shares of common stock that may be sold upon exercise of warrants.

We expect that sales made pursuant to this prospectus will be made:

•	in broker’s transactions;

•	in block trades on the NASDAQ Capital Market;

•	in transactions directly with market makers;

•	in public and privately negotiated sales; or

•

through any other means described in the section of this prospectus entitled “Plan of Distribution” at prevailing market prices, at prices related to prevailing market prices, or at privately negotiated prices.

We will not receive any of the proceeds of sales by the selling stockholders. We will pay the expenses incurred to register the shares for resale, but the selling stockholders will pay any underwriting discounts, concessions, or brokerage commissions associated with the sale of their shares of common stock.

The selling stockholders will determine when they will sell their shares. Securities laws and SEC regulations may require the selling stockholders to deliver this prospectus to purchasers when they resell their shares of common stock.

Our common stock is traded on the NASDAQ Capital Market under the symbol “QPSA.” On February 7, 2007, the last sale price of our common stock as reported on the NASDAQ Capital Market was $8.20 per share.

You should consider the risks that we have described in this prospectus related to our common stock before you invest. See “ Risk Factors,” on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 15, 2007

Unless otherwise stated, all references to “us,” “our,” “Quepasa,” “we,” the “Company” and similar designations refer to Quepasa Corporation and its consolidated subsidiaries. Our logo, trademarks and service marks are the property of Quepasa. Other trademarks or service marks appearing in this registration statement are the property of their respective holders.

You should rely only on the information contained in this registration statement. We have not authorized anyone to provide you with information that is different. The information contained in this registration statement is accurate only as of the date hereof, regardless of the time of delivery of this registration statement or of any sale of our common stock. It is important for you to read and consider all information contained in this registration statement in making your investment decision. You should also read and consider the information in the documents we have referred you to in the section entitled “Where You Can Obtain Additional Information” in this registration statement.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. You should read the entire prospectus, including the risks of investing discussed under “Risk Factors” beginning on page 4 and the following summary, together with the more detailed information regarding our Company, the shares, our financial statements and the notes to those statements, and the exhibits to the registration statement of which this prospectus is a part.

Our Company

Overview

We operate a leading bilingual (Spanish/English) Internet portal and online community primarily aimed at the United States Hispanic market. We seek to provide empowering, enriching, and entertaining content, products, and services to members of our rapidly growing Internet community. Our community provides users with access to an expansive, bilingual menu of resources that promote social interaction, information sharing, and other topics of high importance to Hispanic users, including blogs, chat rooms, culturally relevant channels, email, message boards, news, postcards, radio, user forums, video, and more. We also provide businesses with marketing tools and solutions designed to enable them to reach our community of users. We were incorporated in 1997 and are a Nevada corporation. We are headquartered in Scottsdale, Arizona and maintain sales offices in New York, New York and Miami, Florida, and our technical operations in Hermosillo, Mexico.

We seek to create innovative and high quality Internet services for users and to provide efficient and effective marketing services for businesses to reach these users. We focus on increasing our user base and deepening the engagement of our users on our website to enhance the value of our user base to advertisers and to increase the spending of these advertisers. We believe that we can increase our user base by offering compelling Internet services and effectively integrating community, personalization, and content to create a powerful user experience. These user relationships and the social community created enable us to leverage our offered forms of online advertising as well as premium services for users.

Recent Developments

On October 17, 2006, we completed a private offering of 1,000,000 shares of our common stock and warrants to purchase 2,000,000 shares of our common stock to a single accredited investor, Mexicans & Americans Trading Together, Inc. We issued the 1,000,000 shares of our common stock at a purchase price of $10.00 per share. Each warrant is exercisable for 1,000,000 shares of common stock. The first warrant has an exercise price of $12.50 per share and the second warrant has an exercise price of $15.00 per share and each can be exercised at any time prior to October 17, 2016. The exercise prices for the warrants are subject to adjustment in the event of any: (i) reclassification, capital reorganization, recapitalization, stock dividend, stock split or other capital reorganization; (ii) consolidation or merger with or into another corporation or other entity; or (iii) sale, lease or conveyance to another person or entity of all or substantially all our assets. In addition, the exercise prices for the warrants are subject to adjustment (although not below $10.00 per share) based on the level of advertising and other commercial revenues generated by the investor for our benefit. In this prospectus, we are registering for resale the 1,000,000 shares of common stock and the 2,000,000 shares of common stock underlying the warrants that were issued in the private offering.

Effective November 5, 2006, Jeffrey S. Peterson resigned as our Chief Technical Officer. Mr. Peterson will continue to serve as a member of our Board of Directors.

On November 11, 2006, in accordance with the agreement with Mexicans & Americans Trading Together, Inc. that we entered into in connection with the private placement described above, our Board of Directors increased its size to six and elected Alonso Ancira to fill the newly created vacancy as a non-employee director.

On November 20, 2006, we entered into a Corporate Sponsorship and Management Services Agreement with Mexicans & Americans Thinking Together Foundation, Inc., a non-profit affiliate of Mexicans & Americans Trading Together, Inc. The agreement provides that the Company will develop, operate and host the foundation’s website and provide to the foundation all services necessary to conduct such operations. During the first three years of the term of the agreement, the foundation will reimburse us for our costs and expenses in providing these services, not to exceed $500,000 per annum. The agreement further provides that we will pay the foundation’s operating costs, up to a maximum of $1,200,000 per annum minus our costs and expenses for providing the services to the foundation described above. The foundation’s obligations to pay any costs and expenses due us under the agreement are guaranteed by Mexicans & Americans Trading Together, Inc.

On January 20, 2007, our Board of Directors increased its size to seven and elected Malcolm Jozoff to fill the newly created vacancy as a non-employee director.

        On January 31, 2007, we dismissed Ehrhardt Keefe Steiner & Hottman, PC (“EKS&H”) as our independent registered public accounting firm. The decision to dismiss EKS&H was approved by our Audit Committee of the Board of Directors. EKS&H’s reports on our consolidated financial statements for the fiscal years ended December 31, 2005 and 2004, did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. Moreover, during the fiscal years ended December 31, 2005 and 2004, and through January 31, 2007, we did not have any disagreements with EKS&H on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. Finally, during the fiscal year ended December 31, 2005 and 2004, and through January 31, 2007, there were no reportable events, as defined in Item 304(a)(1)(iv)(B) of Regulation S-B. We have disclosed EKS&H’s dismissal in our Form 8-K/A filed on February 8, 2007.

However, as previously disclosed in our Annual Report on Form 10-KSB for the years ended December 31, 2005 and 2004, EKS&H advised us of matters it considered to be material weaknesses in our internal controls relating to the adequacy of staffing of our accounting and finance department during the fiscal year ended December 31, 2005 and 2004, and through January 31, 2007. Although such matters were not reportable events, EKS&H considered the scope of responsibilities and duties of the Chief Financial Officer to be overextended and determined that selected transactions had not been documented in a timely manner. These circumstances contributed to certain liability accounts not being recorded and/or reconciled on a timely basis, certain transactions either not being recorded correctly or not being recorded at all and certain business transactions not documented in an appropriate manner. We have since taken actions to remedy the aforementioned material weakness and have hired additional staff for the finance and accounting department, including a corporate controller, to address our staffing needs.

On February 8, 2007, we engaged Perelson Weiner LLP (“Perelson’) as our new independent registered public accounting firm. The decision to engage Perelson was approved by our Audit Committee of the Board of Directors.

During the fiscal years ended December 31, 2004 and 2005, and through February 8, 2007, the we did not consult with Perelson on: (i) the application of accounting principles to a specified transaction, either complete or contemplated; or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Perelson concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, except as follows: Perelson was consulted on the accounting for warrants that were issued by us in March 2006 (a) to an investment group, and (b) pursuant to an employment agreement, and Perelson concluded that our application of accounting principles generally accepted in the United States to these transactions was appropriate; or (ii) any matter that was either the subject of a disagreement or event, as those terms are defined in Item 304(a)(1)(iv) of Regulation S-B and the related instructions to Item 304 of Regulation S-B.

During the fiscal years ended December 31, 2004 and 2005, and through February 8, 2007, we did not consult with Perelson on any other matters or events set forth in Item 304(a)(2)(i) and Item 304(a)(2)(ii) of Regulation S-B.

Principal Executive Offices

We are a Nevada corporation with our principal executive offices located at 7550 E. Redfield Rd, Suite A, Scottsdale, Arizona 85260. Our telephone number is (480) 348-2665. Our website address is www.quepasa.com. Information on our website does not constitute part of this prospectus.

The Offering

Common stock offered by the selling stockholders	7,183,333 shares(1)

Common stock currently outstanding	12,233,261 shares(2)

Use of proceeds	We will not receive any of the proceeds of sales of common stock by the selling stockholders. See “Use of Proceeds.”

Risk factors	You should carefully consider all of the information contained in this prospectus, and in particular, you should evaluate the specific risks set forth under “Risk Factors,” beginning on page 4.

NASDAQ Capital Market Symbol	QPSA

(1)	Consists of (a) 2,983,333 shares of common stock issued to certain selling stockholders in private offerings, and (b) 4,200,000 shares of common stock issuable upon exercise of warrants issued to certain of the selling stockholders in such private offerings.

(2)	The number of shares outstanding does not include 1,845,200 shares of common stock reserved for issuance upon exercise of options outstanding under our stock option plans, and 4,432,500 shares of common stock reserved for issuance upon exercise of outstanding warrants (including the warrants referenced in footnote (1) above), in each case as of December 31, 2006.

RISK FACTORS

Before you invest in the securities offered pursuant to this prospectus, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information and exhibits included in this prospectus. If any of the following risks actually occur, our business, financial condition, results of operations, or prospects could be materially adversely affected. In such case, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Related To Our Business

We have incurred ongoing operating losses and cannot assure we will be profitable in the future.

For the years ended December 31, 2005 and 2004, we had revenue of $765,492 and $465,481, respectively, and incurred losses of $2,958,885 and $3,217,249, respectively. For the nine months ended September 30, 2006 and 2005, we had revenue of $302,185 and $475,782, respectively, and incurred losses of $4,345,301 and $2,360,921, respectively. We are not currently generating sufficient revenue to reach profitability nor can there be any assurance that we will generate sufficient revenue in the future. We cannot assure that we will be profitable in the future and continued losses could cause us to limit our operations in order to preserve working capital.

We may face liability for information displayed on or accessible via our website, and for other content and commerce-related activities, which could reduce our net worth and working capital and increase our operating losses.

Because materials may be downloaded by the services that we operate or facilitate and the materials may be subsequently distributed to others, we could face claims for errors, defamation, negligence or copyright or trademark infringement based on the nature and content of such materials, which could adversely affect our financial condition. Even to the extent that claims made against us do not result in liability, we may incur substantial costs in investigating and defending such claims.

We may be subjected to claims for defamation, negligence, copyright or trademark infringement or based on other theories relating to the information we publish on our website. These types of claims have been brought, sometimes successfully, against marketing and media companies in the past. We may be subject to liability based on statements made and actions taken as a result of participation in our chat rooms or as a result of materials posted by members on bulletin boards on our website. Based on links we provide to third-party websites, we could also be subjected to claims based upon online content we do not control that is accessible from our website.

Although we carry general liability insurance, our insurance may not cover all potential claims to which we are exposed or may not be adequate to indemnify us for all liabilities that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage would reduce our net worth and working capital and increase our operating losses.

Competition in the operation of our website and in the provision of our information retrieval services could cause us to reduce our prices or increase our marketing costs.

Our website, quepasa.com, competes with a number of other Spanish speaking websites, including websites offered by large multinational Internet companies such as Yahoo! Inc. Moreover, we compete with a number of companies that provide information retrieval services, most of which have operated retrieval services in the market for a longer period, are better known, have greater financial resources, have established marketing relationships with leading online services and advertisers and have secured greater presence in distribution channels. The level of competition could cause us to reduce our prices or increase our marketing costs, either of which would reduce our profitability or increase our losses.

If we are unable to protect our intellectual property rights, we may be unable to compete with competitors developing similar technologies.

Our success and ability to compete are often dependent upon internally developed software technology that we are developing in connection with the quepasa.com website and our search retrieval services. While we rely on copyright, trade secret and trademark law to protect our technology, we believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are more essential to establishing a technology leadership position. There can be no assurance that others will not develop technologies that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology, making it more difficult for us to compete.

The loss of the services of our executive officers and senior management would disrupt our operations and interfere with our ability to compete.

We depend upon the continued contributions of our executive officers and senior management. We have employment agreements with these individuals, but do not carry key person life insurance on any of their lives. The loss of services of any of these individuals could disrupt our operations and interfere with our ability to compete with others.

If we need and are unable to raise additional capital, we may be unable to maintain our operations.

We may need to raise additional funds in the future through debt or equity financings in order to remain in business or to expand our operations. If additional funds are raised through the issuance of equity securities, the percentage ownership of our then current stockholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. There can be no assurance that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to maintain our operations.

Changing laws, rules and regulations and legal uncertainties could increase the regulation of our business and therefore increase our operating costs.

Unfavorable changes in existing, or the promulgation of new, laws, rules and regulations applicable to us and our businesses, including those relating to the Internet, online commerce, the regulation of adware and other downloadable applications, broadband and telephony services, consumer protection and privacy, including requirements for criminal background checks for subscribers to online dating services, and sales, use, value-added and other taxes, could decrease demand for products and services, increase costs and/or subject us to additional liabilities, which could adversely affect our business. There is, and will likely continue to be, an increasing number of laws and regulations pertaining to the Internet, online commerce, the neutrality of the Internet as a network, liability for information retrieved from or transmitted over the Internet, user privacy, taxation and the quality of products and services, all of which could increase our operating costs.

We also face risks due to a failure to enforce or legislate existing laws, rules, and regulations, particularly in the area of network neutrality, where governments might fail to protect the Internet’s basic neutrality as to the services and sites that users can access through the network. Such a failure could limit our ability to innovate and deliver new features and services, which could harm our business.

There are also legislative proposals pending before the United States Congress and various state legislative bodies regarding online privacy, data security and regulation of adware and other downloadable applications, and the continued growth and development of online commerce may continue to prompt calls for more stringent consumer protection laws, which may impose additional cost and burdens on us and online businesses generally.

In addition, the application of various domestic and international sales, use, value-added and other tax laws, rules and regulations to our historical and new products and services is subject to interpretation by the applicable taxing authorities. While we believe that we are generally compliant with these tax provisions, there can be no assurances that taxing authorities will not take a contrary position, or that such positions will not increase our tax liability and adversely affect our business, financial condition and results of operations.

We could face liability for breaches of security on the Internet.

To the extent that our activities or the activities of third-party contractors involve the storage and transmission of information, such as credit card numbers, social security numbers or other personal information, security breaches could disrupt our business, damage our reputation and expose us to a risk of loss or litigation and possible liability. We could be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. We could also be liable for claims relating to security breaches under recently-enacted or future data breach legislation. These claims could result in substantial costs and a diversion of our management’s attention and resources.

We are dependent on third party databases and computer systems.

We depend on the delivery of information over the Internet, a medium that depends on information contained primarily in electronic format, in databases and computer systems maintained by third parties and us. A disruption of third-party systems or our systems interacting with these third-party systems could prevent us from delivering services in a timely manner, which could have a material adverse affect on our business and results of operations.

We face competition from traditional media companies, and we may not be included in the advertising budgets of large advertisers, which could harm our operating results.

In addition to Internet companies, we face competition from companies that offer traditional media advertising opportunities. Most large advertisers have set advertising budgets, a portion of which is allocated to Internet advertising. We expect that large advertisers will continue to focus most of their advertising efforts on traditional media. If we fail to convince these companies to spend a portion of their advertising budgets with us, or if our existing advertisers reduce the amount they spend on our programs, our operating results would be harmed.

New technologies could block our ads, which would harm our business.

Technologies may be developed that can block the display of our ads. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of ads on web pages. As a result, ad-blocking technology could, in the future, adversely affect our operating results.

Risks Related to the Offering

Shares of our common stock that are eligible for immediate sale by our selling stockholders may decrease the price of our common stock.

We have 12,233,261 shares of common stock outstanding, all of which are subject to immediate sale by our stockholders. We are also registering 4,200,000 shares of common stock that may be resold publicly upon exercise of warrants. If the holders sell substantial amounts of our common stock, then the market price of our common stock could decrease.

Our quarterly operating results have fluctuated significantly in the past, and we anticipate that they could do so in the future, which could adversely affect our stock price.

We may continue to experience significant quarter to quarter fluctuations in our operating results, which may result in volatility in the price of our common stock. These fluctuating operating results derive from a variety of factors, including the following:

•	demand for our products and services;

•	introduction of new or enhanced products by us or our competitors;

•	growth of demand for Internet-based products and services in developing countries;

•	timing of significant marketing programs we may implement;

•	extent and timing of hiring additional personnel;

•	competitive conditions in our industry; and

•	general economic conditions in the United States and abroad.

The factors described above are difficult to forecast and could harm our business, financial condition and results of operations.

Our preferred stock will make a third-party acquisition of our Company more difficult.

Our Articles of Incorporation, as amended, authorize our Board of Directors to issue up to 5,000,000 shares of preferred stock having such rights as may be designated by our Board of Directors, without stockholder approval. The issuance of preferred stock could inhibit a change in our control by making it more difficult to acquire a majority of our voting stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this prospectus and the documents incorporated by reference into this prospectus concerning our future, proposed, and anticipated activities; certain trends with respect to our revenue, operating results, capital resources, and liquidity or with respect to the markets in which we compete or our industry in general; and other statements contained in this prospectus and the documents incorporated by reference into this prospectus regarding matters that are not historical facts are forward-looking statements, as such term is defined in the Securities Act. Forward-looking statements include statements regarding our “expectations,” “anticipation,” “intentions,” “beliefs,” or “strategies” regarding the future. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond our control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed elsewhere under “Risk Factors.”

USE OF PROCEEDS

The selling stockholders will receive the net proceeds from the sale of their shares of common stock. We will not receive any proceeds from these sales.

PRICE RANGE OF COMMON STOCK

Market Information

Our common stock has been listed on the NASDAQ Capital Market (formerly the NASDAQ SmallCap Market) under the symbol “QPSA” since October 24, 2006. For the three years prior to that time, our common stock was listed on the Over-the-Counter Bulletin Board under the symbol “QPSA.” The following table sets forth the high and low sales prices of our common stock for each calendar quarter indicated:

	High	Low
Year Ended December 31, 2004
First Quarter	$3.05	$1.00
Second Quarter	$2.65	$1.30
Third Quarter	$3.80	$2.05
Fourth Quarter	$4.57	$2.75
Year Ended December 31, 2005
First Quarter	$3.96	$1.94
Second Quarter	$2.25	$1.05
Third Quarter	$3.80	$2.05
Fourth Quarter	$3.90	$2.65
Year Ended December 31, 2006
First Quarter	$4.25	$2.67
Second Quarter	$8.55	$3.96
Third Quarter	$7.90	$5.40
Fourth Quarter	$12.45	$7.75
Year Ended December 31, 2007
First Quarter (through February 7, 2007)	$9.40	$7.65

As of February 7, 2007, the closing price of our common stock on the NASDAQ Capital Market was $8.20, and there were approximately 5,000 holders of record of our common stock.

Dividends

We have not paid any cash dividends on our common stock since our inception and we do not anticipate paying cash dividends in the foreseeable future. Any dividends that we may pay in the future will be at the discretion of our Board of Directors and will depend on our future earnings, any applicable regulatory considerations, our financial requirements and other similarly unpredictable factors. For the foreseeable future, we anticipate that we will retain any earnings that we may generate from our operations to finance and develop our growth.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the years ended December 31, 2005 and 2004 and the nine months ended September 30, 2006 and 2005 should be read in conjunction with our consolidated financial statements, the notes related thereto, and the other financial data included elsewhere in this prospectus.

Overview

Quepasa.com is one of the largest and longest-established, bicultural, Hispanic online communities. We seek to entertain, enrich, and empower the members of our rapidly growing Internet community. Our interactive website delivers content, products, and services to our users in both English and Spanish. We focus our business on our online social network which is comprised chiefly of Hispanic and Latino 18-to-34 year olds living in the United States and in Central and South America.

We intend to provide an increasing array of services to our site visitors that are designed to promote social interaction and information sharing. These products are designed to attract and adhere traffic to our site. Our intention during the remainder of this year and next is to introduce a variety of products and services that grow large enough to produce positive cash flows. We expect these products and services to drive visitors to our site. As traffic grows, we expect that an increasing number of major consumer product firms, healthcare providers, financial institutions, and other enterprises seeking a nexus with the emerging Hispanic majority will advertise on our site. We intend to actively pursue such advertising by mounting a sales program targeting large advertising agencies and their clients.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions affect the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. We believe that our estimates and assumptions are reasonable in the circumstances; however, actual results may differ from these estimates under different future conditions.

We recognize that subjective and sometimes complex judgments affect important accounting policies. These critical accounting policies relate to revenue recognition, including the viability and worth of receivables, valuation and useful lives of long-lived assets, valuation of equity transactions such as the fair value assigned to common stock options and warrants, and litigation. Revenue recognition resulting from sales of paid search advertising placement is discussed in Note 1 to our consolidated financial statements. We believe our estimates and assumptions related to these critical accounting policies are appropriate under the circumstances. However, should future events or occurrences result in unanticipated consequences, there could be a material adverse impact on future financial condition and results of operations.

Net Revenue.

During 2004 and 2005, our revenue was primarily generated from three principal sources: revenue earned from “performance-based” insertion of results from our directory and search engine based on proprietary technologies, revenue earned from the Google AdSense program and the sale of banner advertising on our website.

Performance-based Revenue. Performance-based revenue, or paid search results, is generated when an Internet user searches for a keyword and clicks on an advertiser’s listing. Performance-based revenue is recognized in the period in which the “click-throughs” occur. “Click-throughs” are defined as the number of times a user clicks on an advertisement or search result. Performance-based revenue is recognized when there is evidence that the qualifying transactions have occurred at a set price. Payments received from advertisers prior to displaying their advertisements on our website are recorded as deferred revenue, as are all payments received from advertisers for performance-based marketing initiatives.

Google AdSense Revenue. Google AdSense revenue is generated when a Quepasa user clicks on a Google advertiser through either the displayed advertisements associated with content or by utilizing the Google search feature. We recognize revenue from Google AdSense in the period it is earned as reported by Google.

Banner Advertising Revenue. Banner revenue is generated when an advertiser purchases a banner placement within our quepasa.com website. We recognize revenue related to banner advertisements ratably over the contract period.

Operating Expenses.

Our principal operating expenses consist of:

•	search services expenses;

•	product and content development expenses;

•	sales and marketing expenses;

•	general and administrative expenses; and

•	Depreciation and amortization.

Search Services Expenses. Our search services expenses consist of payments made to our affiliates and partners that have either integrated our performance-based search services into their sites or provided traffic to our directory listings. There are generally two economic structures of the affiliate and partner agreements: fixed payments based on a minimum amount of traffic delivered and variable payments based on the amount of searches or paid clicks associated with affiliate or partner traffic. We expense search services costs under two methods; fixed payments are expensed pro-rata over the term of the agreement and agreements based on a percentage of revenue are expensed based on the underlying revenue multiplied by the agreed upon rate.

Product and Content Development Expenses. Product and content development expenses consist of personnel costs associated with the development, testing and upgrading of our website and systems, purchases of content and specific technology, particularly our search engine software, and telecommunications links access charges.

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of salaries and expenses of marketing and sales personnel, and other marketing-related expenses including our mass media-based branding and advertising.

General and Administrative Expenses. General and administrative expenses consist primarily of costs related to corporate personnel, occupancy costs, general operating costs and corporate professional fee expenses, such as legal and accounting fees. As we move forward with our new business model, we will be increasing certain general operating expenses and anticipate a decrease in certain expenses, specifically, professional fees related to costs associated with business advisory services and financial consulting services.

Depreciation and Amortization Expenses. Our depreciation and amortization expenses have consisted primarily of depreciation related to our proprietary software and amortization of a bridge loan. As of December 31, 2004, substantially all of the depreciation related to the proprietary software has been expensed.

Other Income (Expense). Other income (expense) consists primarily of interest earned, net of interest expense. We have invested our cash in money market funds, corporate bonds and interest bearing checking and saving accounts, including cash and cash equivalents, which are subject to minimal credit and market risk.

Results of Operations

Comparison of the nine months ended September 30, 2006 with the nine months ended September 30, 2005

For the nine months ended September 30, 2006, the net loss attributable to common stockholders was $4.3 million compared to a net loss of $2.4 million for the nine months ended September 30, 2005. The increased loss was attributable primarily to a one time charge in executive acquisition expense of $1.5 million for the nine months ended September 30, 2006.

Revenues

For the nine months ended September 30, 2006, we generated revenues of $302,000 compared to $476,000 in revenue for the nine months ended September 30, 2005. For the nine months ended September 30, 2006, our revenue was primarily generated from three principal sources: revenue earned from pay-for-performance search advertisements, Google AdSense and banner advertisements. During the nine months ended September 30, 2006, we made changes to our business model that focus more on profitable revenues and, as a result, the amount of revenues generated in recent periods has declined while our gross margins have increased compared to the nine months ended September 30, 2005.

Pay-for-Performance Revenue. Pay-for-performance search advertisements are recognized in the period in which the “click-throughs” occur. “Click-throughs” are defined as the number of times a user clicks on an advertisement or search result. Pay-for-performance revenue is recognized when there is evidence that the qualifying transactions have occurred. During the nine months ended September 30, 2006 and 2005, pay-for-performance revenue accounted for 74% and 91% of total revenue, respectively.

Google AdSense. We recognize revenue from Google AdSense in the period it is earned as reported by Google. During the nine months ended September 30, 2006 and 2005, Google AdSense revenue accounted for 16% and 9% of total revenue, respectively.

Banner Advertising Revenue. We recognize revenue related to banner advertisements ratably over the contract period. For the nine months ended September 30, 2006 and 2005, banner advertising revenue accounted for 10% and 0% of total revenue, respectively. Payments received from advertisers prior to displaying their advertisements on our website are recorded as deferred revenue, as are all payments received from advertisers for performance based marketing initiatives.

Operating Expenses

Our principal operating expenses are, or have been: search services, sales and marketing, product and content development, general and administrative, and depreciation and amortization. For the nine months ended September 30, 2006, the operating expenses increased to $4.7 million from $2.8 million for the nine months ended September 30, 2005. The increased expenses are principally attributable to the increase in general and administrative expenses to $4.1 million for the nine months ended September 30, 2006, from $2.1 million for the nine months ended September 30, 2005 and an increase in product and content development expenses to $220,000 for the nine months ended September 30, 2006, from $113,000 for the nine months ended September 30, 2005. These increases were partially offset by the decreases in search services expenses to $200,000 for the nine months ended September 30, 2006, from $304,000 for the nine months ended September 30, 2005, a decrease in sales and marketing expense to $104,000 for the nine months ended September 30, 2006, from $210,000 for the nine months ended September 30, 2005, and a decrease in depreciation and amortization expense to $66,000 for the nine months ended September 30, 2006, from $78,000 for the nine months ended September 30, 2005.

Search Services Expenses. For the nine months ended September 30, 2006, search services expenses decreased to $200,000 from $304,000 for the nine months ended September 30, 2005. This decrease is attributable to our focus on more profitable segments of our revenue model and corresponds to our decrease in revenue for the same period.

Sales and Marketing Expenses. For the nine months ended September 30, 2006, sales and marketing expenses decreased to $104,000 from $210,000 for the nine months ended September 30, 2005. These changes are mainly attributable to restructuring within our sales and marketing workforce through September 30, 2006. In July 2006, we expanded our sales and marketing efforts from the previous quarters in 2006 and anticipate increased costs associated with these changes.

Product and Content Development Expenses. For the nine months ended September 30, 2006, product and content development expenses increased to $220,000 from $113,000 for the nine months ended September 30, 2005. This increase is attributable to changes in our development staff. Quepasa.com de Mexico provides substantially all of our design, translation services, and website management and development services. We have recently expanded our product and content development efforts and anticipate increased costs associated with these changes.

General and Administrative Expenses. For the nine months ended September 30, 2006, our general and administrative expenses increased to $4.1 million from $2.1 million in the nine months ended September 30, 2005. This increase is principally attributable to the increase in executive acquisition costs to $1.5 million for the nine months ended September 30, 2006, from $0 for the nine months ended September 30, 2005, the increase in stock-based compensation to $555,000 for the nine months ended September 30, 2006, from $0 for the nine months ended September 30, 2005, an increase in general and administrative salaries to $581,000 for the nine months ended September 30, 2006, from $481,000 for the nine months ended September 30, 2005 and an increase in dues and subscriptions expense to $103,000 for the nine months ended September 30, 2006, from $33,000 for the nine months ended September 30, 2005. The increases were partially offset by the decrease in professional fees expense to $660,000 for the nine months ended September 30, 2006, from $747,000 for the nine months ended September 30, 2005, postage and printing expense to $14,000 for the nine months ended September 30, 2006, from $20,000 for the nine months ended September 30, 2005 and a decrease in a penalty shares expense to $0 for the nine months ended September 30, 2006 from $115,000, related to the additional common shares required to be issued in a private placement, for the nine months ended September 30, 2005.

Depreciation and Amortization Expense. For the nine months ended September 30, 2006, depreciation and amortization expense decreased to $66,000 from $78,000 for the nine months ended September 30, 2005. This decrease is associated with the fixed assets that have become fully depreciated.

Other Income (Expense). For the nine months ended September 30, 2006, interest income (expense) increased to $42,000 from $1,000 for the nine months ended September 30, 2005. This increase is attributable to income on our cash deposits in interest bearing accounts.

Comparison of years ended December 31, 2005 and 2004.

Our results of operations for the years ended December 31, 2005 and 2004 were characterized by expenses that significantly exceeded revenues during the periods. We reported a net loss of $3.0 million for the year ended December 31, 2005, compared to a net loss of $3.2 million for the year ended December 31, 2004. During the year ended December 31, 2005, we focused on enhancing our new business model. As a result of generating more revenue during the year ended 2005, we incurred increased costs associated with that revenue. At December 31, 2005, there were 45 employees. During 2004, we focused on building on the new business model including the management of our Quepasa.com website by our Mexican subsidiary, Quepasa.com de Mexico, and the advancement of our Internet information search and retrieval software.

Revenues

We generated $765,000 of revenue in 2005, an increase of $300,000 or 64% from the $465,000 in revenue generated in 2004. In order to generate significant revenue under the new model, we must continue to enhance the development and marketing of our search and retrieval software. In 2005, our revenue was primarily generated from paid search results. An increase in our advertiser base was the primary factor in our increase in revenue.

Performance-based Revenue. During the years ended December 31, 2005 and 2004, we had performance-based revenue of $650,000 and $441,000, respectively, accounting for 85% and 95% of total revenue, respectively.

Google AdSense. For the years ended December 31, 2005 and 2004, we had Google AdSense revenue of $85,000 and $0, respectively, accounting for approximately 11% and 0% of total revenue, respectively.

Banner Advertising Revenue. For years ended December 31, 2005 and 2004, we had banner advertising revenue of $31,000 and $24,000 respectively, accounting for approximately 4% and 5% of total revenue, respectively.

Operating Expenses

Search Services Expenses. Our search services expenses increased to $526,000 during the year ended December 31, 2005, from $330,000 in during year ended December 31, 2004. These changes are attributable to an increase in our expenses related to online distribution agreements, and correspond to the increases in revenue for the applicable periods.

Sales and Marketing Expenses. Our sales and marketing expense decreased to $257,000 during the year ended December 31, 2005 from $427,000 for year ended December 31, 2004. These changes are mainly attributable to a decrease in our sales and marketing workforce.

Product and Content Development Expenses. Our product and content development expenses increased to $160,000 during the year ended December 31, 2005 from $158,000 during the year ended December 31, 2004. This increase is attributable to changes in our technology and development staff. Quepasa.com de Mexico provides substantially all of our design, translation services, and website management and development services for us.

General and Administrative Expenses. Our general and administrative expenses increased to $2.7 million during the year ended December 31, 2005 from $2.3 million during the year ended December 31, 2004. This increase is mainly attributable to the increase in advertising expense to $178,000 for the year ended December 31, 2005, from $22,000, for the year ended December 31, 2004, the increase in general and administrative salaries to $822,000 for the year ended December 31, 2005, from $685,000, for the year ended December 31, 2004 and the increase in office rent expense to $184,000 for the year ended December 31, 2005, from $147,000, for the year ended December 31, 2004.

Depreciation and Amortization Expense. Our depreciation and amortization expense decreased to $107,000 during the year ended December 31, 2005 from $370,000 during the year ended December 31, 2004. This decrease is attributable to the decrease in depreciation associated with our proprietary software, which was fully depreciated at December 31, 2004.

Other Income (Expense). Other income (expense) was $6,000 for the year ended December 31, 2005 and ($71,000) for the year ended December 31, 2004. The decreased expense is mainly attributable to $64,000 in amortization of discount on bridge loans and $12,000 in accrued interest on the bridge loans.

Liquidity and Capital Resources

We have substantial capital resource requirements and have generated significant losses. We have generated significant net losses and negative cash flows from our inception and anticipate that we will experience continued net losses and negative cash flows during 2006. At December 31, 2005, we had $1.4 million in cash and cash equivalents compared to $3.1 million at December 31, 2004.

Net cash used in operating activities was $2.7 million in 2005 as compared to $1.6 million in 2004. In 2005, net cash used by operations consisted of a net loss of $3.0 million offset by non-cash expenses of $107,000 in depreciation and amortization plus $397,000 related to the issuance of stock and stock options for services, and $114,000 related to the issuance of stock required in an offering. Net cash used by operations in 2004 consisted of a net loss of $3.2 million offset by non-cash expenses, the largest of which were $434,000 in depreciation and amortization plus $499,000 related to the issuance of stock, stock options and warrants for services.

Net cash used in investing activities was $58,000 in 2005 as compared to net cash used by investing activities of $95,000 in 2004. The primary use of cash was for investments in capital equipment.

Net cash provided by financing activities was $1.1 million in 2005 as compared to $4.7 million in 2004. In 2005, we received $1.1 million, net of commissions, from the from the issuance of common stock. In 2004, we received $4.0 million, net of commissions, from the from the issuance of common stock, $532,000, net of commissions, from the issuance of preferred stock and $225,000, net of commissions, from the from the issuance of notes payable.

We expect to continue to incur significant costs, particularly general and administrative costs during 2007, and do not expect sufficient revenue to be realized to offset these costs during 2007. We believe that our cash on hand, proceeds from the issuance of common stock, and revenues generated from the completed information retrieval and management software products, will be sufficient to meet our working capital and capital expenditure needs through 2007.

Impact of Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revision of Statement of Financial Accounting Standards No. 123, “Share-Based Payment” (“SFAS 123R”). This statement revises FASB Statement No. 123, “Accounting for Stock-Based Compensation” and requires companies to recognize the cost of employee stock options and other awards of stock-based compensation based on the fair value of the award as of the grant date. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. This statement supersedes Accounting Principles Board (“APB”) Opinion No. 25, which allowed companies to compute compensation cost for each employee stock option granted as the amount by which the quoted market price of the common stock on the date of grant exceeds the amount the employee must pay to acquire the stock. SFAS 123R is effective as of the beginning of the first interim or annual period that begins after June 15, 2005. As of December 31, 2005, all of our outstanding options were fully vested and will not have an affect on future periods. For a discussion of the pro forma effect on our earnings for the two-year period ended December 31, 2005, had compensation cost for our stock-based compensation plans been recognized based on fair values as of the dates of grant, see “Stock-Based Compensation” in Note 1 of Notes to the Consolidated Financial Statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and was required to be adopted by us in the first quarter of fiscal 2006. We do not believe adoption of SFAS No. 154 will have a material effect on our financial position, cash flows or results of operations.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes. The new standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The new standard became effective for us on January 1, 2007. We are currently in the process of analyzing the impact of this new standard on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Market risk generally represents the risk that losses may occur in the values of financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices.

From time to time we temporarily invest our excess cash and restricted cash in interest-bearing securities issued by high-quality issuers. Our management monitors risk exposure to monies invested in securities in its financial institutions. Due to the short time the investments are outstanding and their general liquidity, these instruments are classified as cash equivalents in the consolidated balance sheet and do not represent a material interest rate risk to us. As of September 30, 2006, a 10 basis point change in interest rates would have an immaterial effect to our consolidated financial statements.

BUSINESS

The Company

We operate a leading bilingual (Spanish/English) Internet portal and online community primarily aimed at the United States Hispanic market. We seek to provide empowering, enriching, and entertaining content, products, and services to members of our rapidly growing Internet community. Our community provides users with access to an expansive, bilingual menu of resources that promote social interaction, information sharing, and other topics of high importance to Hispanic users, including blogs, chat, culturally relevant channels, email, message boards, news, postcards, radio, user forums, video, and more. We also provide businesses with marketing tools and solutions designed to enable them to reach our community of users. We were incorporated in 1997 and are a Nevada corporation. We are headquartered in Scottsdale, Arizona and maintain sales offices in New York, New York and Miami, Florida, and our technical operations in Hermosillo, Mexico.

We seek to create innovative and high quality Internet services for users and to provide efficient and effective marketing services for businesses to reach these users. We focus on increasing our user base and deepening the engagement of our users on our website to enhance the value of our user base to advertisers and to increase the spending of these advertisers. We believe that we can increase our user base by offering compelling Internet services and effectively integrating community, personalization, and content to create a powerful user experience. These user relationships and the social community created enable us to leverage our offered forms of online advertising as well as premium services for users.

While many of our services are free to our users, we generate revenue by providing marketing services to businesses and by establishing paying relationships with our users for premium services and products. All of our offerings are available in both English and Spanish.

Industry Overview

We believe that the Hispanic market, particularly among 18-34 year olds in the United States, is attractive for our growing array of products and services.

Hispanic growth and concentration. According to the United States Census Bureau and published sources, the Hispanic population:

•	Totaled 41.8 million, or 14.1% of the total U.S. population, in 2005, an increase of approximately 17.4% from 35.6 million or 12.6% of the total U.S. population in 2000.

•	Is expected to grow to 102.6 million, or 24.4% of the total U.S. population, by 2050, an increase of 66.9 million, or 187.4%, between 2000 and 2050.

•	Is relatively young, with 80% of U.S. Hispanics under age 45, compared to less than 72% of non-Hispanics, and with a median age of 27, compared to 36 for the rest of the population.

In addition, 81% of all Hispanics in the United States live in 10 states, which makes Hispanics in the United States an attractive demographic group for advertisers, enabling them to deliver messages cost effectively to a highly targeted audience.

Hispanic use of the Internet. According to eMarketer, in 2005, Hispanics represented 8% of all Internet users in the United States, totaling 15.7 million Internet users. Furthermore, according to The Media Audit, a report that tracks national surveys, nearly half of all Hispanic adults access the Internet on a regular basis, and 53.4% of Hispanics who use the Internet frequently report household income of $50,000 or more, compared to only 43.3% of users overall.

Increasing Hispanic purchasing power. The purchasing power of Hispanic households is rapidly increasing. According to estimates by HispanTelligence(R), based on an analysis of the United States Bureau of Economic Analysis figures, Hispanic purchasing power increased to nearly $770 billion in 2005 and is projected to reach as much as $1.1 trillion by 2010. In addition, HispanTelligence(R) estimates that current Hispanic purchasing power is 8.9% of total purchasing power in the United States, but will reach 10.9% by 2010.

Market Opportunity

We are committed to providing a comprehensive set of Internet marketing solutions for advertisers. We believe there is ongoing growth in the online advertising market and an increasing shift in advertisers’ use of online media as audiences shift toward the Internet from traditional media:

•

According to the Interactive Advertising Bureau and PricewaterhouseCoopers, online advertising sales totaled $3.6 billion in the fourth quarter of 2005, the highest revenue quarter reported to date. This represented an increase of 34% over the fourth quarter of 2004. Additionally, the Interactive Advertising Bureau reports revenue for the full-year 2005 totaled just under $12.6 billion – a 31% increase over full-year 2004 ($9.6 billion).

•

Morgan Stanley estimates that the global market for display & sponsorship and rich media advertising will grow at a compound annual growth rate of 22% from $4.1 billion in 2005 to approximately $11.3 billion in 2010.

•

According to eMarketer Research, online video advertising spending will grow at a compound annual growth rate of 57.2% from approximately $385 million in 2006 to approximately $2.4 billion by 2010. Further, social media and online video are demonstrating the strongest growth as users are gravitating toward experiences rich in self-actualization, community, and on-demand video. According to AlwaysOn, among users under the age of 25, 62% of Internet content consumed is user-generated.

•

According to IDC, global consumer ecommerce sales grew 46% in 2005 to $3.8 trillion from $2.6 trillion in 2004. IDC estimates that global ecommerce sales will increase to $8.5 trillion by 2009, a compound annual growth rate of 28%.

We are committed to capitalizing on this shift and helping our advertisers create and execute Internet marketing solutions that both encourage our users to interact with our advertisers’ brands as well as provide valuable insights into their customer base.

Although businesses have many online advertising options, we believe that there are only limited opportunities available to effectively reach the rapidly growing Hispanic online population. We believe that the traditional advertising agency approach to Hispanic marketing is too slow and costly to effectively reach this population in light of rapidly evolving online marketing trends. We believe we are among the first technology companies to develop, deploy and promote cost effective, performance-based online marketing solutions for the Spanish language market. We utilize our continuing research of the Hispanic marketplace and our understanding of our users and their interests to offer a suite of targeted marketing services for our advertisers to meet the full range of their needs from brand building, to consumer awareness, direct marketing, lead generation and commerce services.

In addition, we offer all of our services in both English and Spanish, which we believe provides great value to advertisers seeking to reach the Hispanic audience. According to published sources, approximately 90% of Hispanic adults in the United States speak Spanish at home. Moreover, Hispanics in the United States are expected to continue to speak Spanish because:

•	Approximately two-thirds were born outside the U.S.;

•	Hispanic immigration is continuing;

•	Hispanics generally seek to preserve their cultural identity; and

•	Hispanic population concentration encourages communication in Spanish.

Products and Services

Products and services for businesses. We offer performance-based marketing capabilities that consist of Internet and categorized directory search. Our offerings enable marketers to display their advertisements in different formats and in different locations on our website. Advertisers can display graphical advertisements on our website on the pages that are viewed by our users. For example, if a user is reading an article about fashion, he or she may be presented with advertising links to fashion-related websites. We work with our advertisers to maximize the effectiveness of their campaigns by optimizing advertisement formats and placement on the website. We also use our targeting capabilities to help advertisers reach their desired audiences by placing contextually relevant advertisements on our pages.

We also provide advertising services through search offerings that enable advertisers to display text-based links to their websites on our website. These advertisements are displayed in response to different user actions, such as when a keyword is used in a search query initiated by a user. For example, using performance-based marketing software which we have developed, when queried, our search engine will display a selection of websites related to that query. Our advertisers will be able to determine where in our search results their website link will appear for any given query through our proprietary ranking algorithms. We deliver search results from our own proprietary technology, as well as the aggregation of results from leading search engines on a contractual basis. We offer search services through our own website, as well as through the websites of distribution partners.

For these performance-based advertising services, we earn revenue as follows:

•

For graphical advertising, we earn revenue when an advertiser purchases advertising space within our website and “impressions” are delivered. An “impression” is delivered when an advertisement appears in pages viewed by users. We recognize such revenue ratably over the contract period.

•	For search advertising, we earn revenue when “click-throughs” occur. A “click-through” occurs when a user clicks on an advertiser’s listing.

Through our pay-per-click services, advertisers place campaigns within our directory in categories that are relevant to their product or service, which are then marketed to our consumers. In many instances, our staff proactively manages the translation of these advertising campaigns from English to Spanish, as well as the intricacies and ongoing maintenance of the bilingual campaigns. We believe we are the only search engine marketer to currently provide bilingual search, directory and campaign management solutions with a specific focus on the Hispanic Internet user. In order to generate significant revenue, we must continue to evolve our information retrieval and management software infrastructure and then direct our marketing to customers who provide information retrieval capabilities to their end-users.

We recently introduced our Quepasa Market Intelligence (“QMI”) service offering. QMI is a market research/political polling service that provides subscribers with real-time access to the opinions of our community members. We market the QMI service to corporations for consumer product research and political campaigns that seek leading edge insights into Hispanic public opinion. The service also benefits our Hispanic community members by giving them a valued voice in commercial and political matters.

Products and services for community members. Our offerings to users of our website include bilingual products and services that promote social interaction, information sharing, and other topics of high importance to Hispanic users, including blogs, chat, culturally relevant channels, email, message boards, news, postcards, radio, user forums, and video. We offer some services free of charge to our users and also provide some of our services on a fee or subscription basis. These products and services provide communication and content services to users that extend a wide range of our services beyond the browser and across a variety of devices and also provide our users with the opportunity to discover, connect and interact with other users who share similar interests and ideas.

For example, our Quepasa Mobile Entertainment offering facilitates the distribution of more than 5,000 ringtones, wallpapers, and related mobile telephone products across multiple carrier networks. Ringtone categories include Latin, Latin Rock, Reggaeton, Pop, Hip Hop, Hard Rock, and other contemporary channels and can be purchased on a single ringtone basis or as part of a subscription offering that allows the user to download a number of ringtones per month. Our email service is a free service available in English and Spanish that provides users with a full-featured email experience including spam and virus protection, significant free storage and attachment size capacity, advanced search capabilities, and robust address book functionality. Our photo sharing services make it easy for people to upload, store and share their photos for free, and to share their pictures with friends instantly using email.

Sales and Marketing

We sell our marketing services to businesses through both online and direct channels. Our online channel is fulfilled by a self-service program that enables advertisers to place targeted text based links to their websites on our website. Our direct advertising sales team focuses on selling our marketing services and solutions to leading advertising agencies and marketers in the United States. No individual customer represented more than 10 percent of our revenues in 2004 or 2005.

We employ sales professionals in New York, New York and Miami, Florida. Our sales organization consults regularly with agencies and advertisers on design and placement of online advertising, and provides customers with measurements and analyses of advertising effectiveness as well as effective consumer insights that can be turned into marketing campaigns.

With respect to our users, our sales and marketing activities are focused on developing the Quepasa brand within the Hispanic community in order to gain a competitive advantage that will enable us to attract, retain, and more deeply engage users and advertisers. We believe that our ability to obtain and retain users is also related to our technology and the speed at which users can navigate our website. In that regard, we have heavily invested in our technology, and believe that our website performs in a manner comparable to the leading online companies in the world.

Product Development

We continually seek to enhance and expand our existing offerings and develop new offerings to meet evolving user needs for technological innovation and a deeper, more integrated user experience. We perform research to address fundamental problems facing users, such as making their search for information on the Internet easier and more efficient, bringing them tools to help solve their problems, finding new and better ways for them to connect and communicate with family and friends, and guiding family and friends towards high-quality products, songs, movies, and other resources. We also help advertisers connect with customers most likely to be interested in their products, maximizing the advertisers’ marketing investments and providing a better overall user experience. Among our recently introduced products are the Quepasa Mobile Entertainment and Quepasa Market Intelligence services described above. We have developed internally, acquired or licensed the products and services we offer.

Intellectual Property

We create, own and maintain a wide array of intellectual property assets that we believe are among our most valuable assets. Our intellectual property assets include patents and patent applications related to our innovations, products and services; trademarks related to our brands, products and services; copyrights in software and creative content; trade secrets; and other intellectual property rights and licenses of various kinds. We seek to protect our intellectual property assets through patent, copyright, trade secret, trademark and other laws of the United States and other countries of the world, and through contractual provisions. We enter into confidentiality and invention assignment agreements with our employees and contractors, and non-disclosure agreements with third parties with whom we conduct business in order to limit access to, and disclosure of, our proprietary information. We consider the Quepasa trademark and our related trademarks to be among our most valuable assets and we have registered these trademarks in the United States and other countries throughout the world and aggressively seek to protect them. We have licensed in the past, and expect that we may license in the future, certain of our proprietary rights, such as trademark, patent, copyright and trade secret rights to third parties.

Competition

The market for Internet products, services, advertising and commerce is intensely competitive, and we expect that competition will continue to intensify. We believe that the principal competitive factors in these markets are name recognition, distribution arrangements, functionality, performance, ease of use, the number of value-added services and features, and quality of support. Our primary competitors are other companies providing portal and online community services, especially to the Spanish-language Internet users, such as Yahoo!Español, America Online Latin America and Terra.com.

In addition, a number of companies offering Internet products and services, including our direct competitors, recently began integrating multiple features within the products and services they offer to users. Integration of Internet products and services is occurring through development of competing products and through acquisitions of, or entering into joint ventures and/or licensing arrangements involving other, Internet companies and our competitors.

Many large media companies have developed or are developing Internet navigation services to become “gateway” sites for web users. As these companies develop such portal or community sites, we could lose a substantial portion of our user traffic. Further, entities that sponsor or maintain high-traffic websites or that provide an initial point of entry for Internet viewers, such as the Regional Bell Operating Companies or Internet service providers, such as Microsoft and America Online, currently offer and can be expected to consider further development, acquisition or licensing of Internet search and navigation functions. These functions may be competitive with those that we offer.

Most of our existing competitors, as well as new competitors such as Spanish-language media companies, other portals, communities and Internet industry consolidators, have significantly greater financial, technical and marketing resources than we do. Many of our competitors offer Internet products and services that are superior to ours and achieve greater market acceptance. There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse affect on our business.

Employees

As of February 7, 2007, we employed approximately 52 individuals in Sonora, Mexico and 25 individuals, including our executive officers, in the U.S, none of whom is represented by a labor union. Our future success is substantially dependent on the performance of our senior management and key technical personnel, and our continuing ability to attract and retain highly qualified technical and managerial personnel.

Properties

Our headquarters are located in Scottsdale, Arizona and consist of leased space aggregating approximately 5,727 square feet. We also have leased offices located in New York, New York and Miami, Florida. Our datacenter is operated in Tempe, Arizona, and our technical operations are provided in leased offices located in Hermosillo, Mexico. We believe that our existing facilities are adequate to meet current requirements, and that suitable additional or substitute space will be available as needed to accommodate any further physical expansion of operations and for any additional sales offices.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of trademarks, copyrights, trade secrets and other intellectual property rights, claims related to employment matters, and a variety of claims, including claims alleging defamation or invasion of privacy, arising in connection with our email, message boards, auction sites, shopping services and other communications and community features. We do not believe, based on current knowledge, that any current legal proceeding or claim is likely to have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding our directors and executive officers.

Name	Age	Position	Officer or Director Since
Robert B. Stearns	54	Chief Executive Officer and Chairman of the Board of Directors	2006

Charles B. Mathews	43	Chief Financial Officer	2004

Alonso Ancira	54	Director	2006

Malcolm Jozoff	67	Director	2007

Michael D. Matte	47	Director	2006

Jeffrey S. Peterson	34	Director	2002

Lionel Sosa	67	Director	2006

Dr. Jill Syverson-Stork	53	Director	2006

Robert B. Stearns has been our Chairman and Chief Executive Officer since March 2006. From January 2002 to March 2006, Mr. Stearns was President of Progo Communications, LLC, a communications company that provided presentations and business development tools to enterprises. From May 2000 to January 2002, Mr. Stearns served as President and Chief Operating Officer of Vascular Genetics, Inc., a development company for gene therapy related to heart conditions. From July 1998 to October 1999, Mr. Stearns served as Executive Vice President and Chief Financial Officer of Pacificare Health Systems, Inc. a leading health insurance provider. Mr. Stearns has an A.B. in Government from Harvard University, an M.B.A. from University of Chicago Graduate School of Business, and a J.D. from DePaul University College of Law.

Charles B. Mathews has been our Chief Financial Officer since March 2004. From January 2000 until March 2004, Mr. Mathews was the managing member of Mathews & Mann, LLC, an accounting and business consulting firm located in Phoenix, Arizona. Mr. Mathews, a Certified Public Accountant, has a B.A. in Business Administration from Alaska Pacific University, and an M.B.A. from Arizona State University.

Alonso Ancira has been a director since November 2006. Since April 2004, Mr. Alonso Ancira has served as Chairman of the Board of Altos Hornos de México, S.A.B. de C.V. (“AHMSA”), one of Mexico’s most prestigious industrial consortiums. From 1991 to April 2004, Mr. Ancira was Executive Vice-Chairman and Chief Executive Officer of AHMSA. He is currently president of Mexico’s Chamber of Iron and Steel, a position he had from 1993 to 1995, and again from 2003 to 2004. Recently Mr. Ancira was elected for a new term, from 2006 to 2007.

Malcolm Jozoff has been a director since January 2007. Since February 2004, Mr. Jozoff has served as a corporate advisor to Otsuka Pharmaceutical Co., Ltd., a pharmaceutical and consumer health products company, based in Tokyo, Japan. From July 1996 to August 2000, Mr. Jozoff was Chairman of the Board of Directors and President and Chief Executive Officer of The Dial Corporation, which markets Dial soaps, Purex laundry detergents, Renuzit air fresheners, and Armour Star canned meats. From 1993 to 1995, Mr. Jozoff was Chief Executive Officer of Lenox, Inc., a division of Brown-Forman, Inc., which markets fine consumer durable products such as Lenox china and crystal, Gorham silver, Dansk home furnishings, and Hartmann luggage. From 1967 to 1991, Mr. Jozoff was employed by the Procter & Gamble Company, where he served in various executive positions. Mr. Jozoff has a Bachelor of Arts Degree from Columbia University. In addition to chairing The Dial Corporation board, Mr. Jozoff has been a director of Columbia Energy Group, Inc., Chemtrack, Inc., and several industry associations.

Michael D. Matte has been a director since July 2006. From February 2001 to April 2006, Mr. Matte served as Chief Financial Officer of Cyberguard Corporation. Mr. Matte is a Certified Public Accountant and has a B.S. in Accounting from Florida State University.

Jeffrey S. Peterson is our founder and has been a director since March 2002. From March 2006 to November 2006, Mr. Peterson served as our Chief Technical Officer. From April 2002 to March 2006, Mr. Peterson served as our Chairman of the Board of Directors. During that time, from July 2005 to March 2006 and from April 2002 to March 2005, Mr. Peterson also served as our Chief Executive Officer. Prior to that time, Mr. Peterson served in various roles with the Company, after founding the Company in 1997 as our President. From May 1998 to June 1999, Mr. Peterson served as our Chairman and Chief Executive Officer. From July 1997 to May 1998, Mr. Peterson served as our Chief Technical Officer.

Lionel Sosa has been a director since August 2006. From 2006 to the present, Mr. Sosa has served as Chief Executive Officer of Mexicans & Americans Thinking Together Foundation, Inc., a non-profit organization focused on encouraging bicultural relations between Mexicans and Americans. From July 1999 to 2006, Mr. Sosa operated Lionel and Katherine Sosa, Inc., an advertising and consulting company. Currently, Sosa serves on the board of directors of PBS, the Public Broadcasting Service and serves on Eastman Kodak’s External Diversity Advisory Panel.

Dr. Jill A. Syverson-Stork has been a director since August 2006. From September 1989 to the present, Dr. Syverson-Stork has been a member of the Spanish Department at Wellesley College and is the Coordinator of Intermediate Spanish and the Director of the Spanish Language House and Cultural Center. Dr. Syverson-Stork has a B.A. in Hispanic Studies from Smith College and a Masters and a Ph.D. in Romance Languages from Harvard University.

Information Relating to Corporate Governance and the Board of Directors.

Our Board of Directors consists of seven members. The term of office for each person elected as a member of the Board of Directors will continue until the next annual meeting or until his or her successor has been elected and qualified. Our Board of Directors has determined that 4 directors, Dr. Syverson-Stork and Messrs. Matte, Ancira, and Jozoff are independent under the standards specified by the Commission and applicable NASDAQ Marketplace Rules.

The Board of Directors has established an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee, and a Standards Committee. The Audit, Compensation, and Corporate Governance and Nominating committees are comprised entirely of independent directors.

Our Board of Directors has adopted charters for all of its committees describing the authority and responsibilities delegated to each committee by the board. Our Board of Directors has also adopted a Code of Conduct and Ethics. We post on our corporate website at www.quepasacorp.com: the charters of our Audit, Compensation, and Corporate Governance and Nominating committees; our Code of Conduct and Ethics, and any amendments or waivers thereto; the recently adopted Statement of Policy on Related Party Transactions (the “Related Party Transactions Policy”), and any other corporate governance materials contemplated by the Commission or NASDAQ regulations. These documents are also available in print to any stockholder requesting a copy in writing from our corporate secretary at our executive offices set forth in this registration statement.

On January 19, 2007, we were advised by the NASDAQ Stock Market that we were not fully compliant with NASDAQ Marketplace Rule 4350 because Mr. Sosa: (i) whom we previously had determined was an independent director as defined in Marketplace Rule 4200; and (ii) who was a member of our Compensation Committee, Audit Committee, and Corporate Governance and Nominating Committee, had received a $300,000 payment from us on December 28, 2006, as reported in our Current Report on Form 8-K, filed on December 19, 2006. On January 20, 2007, at our regularly scheduled meeting of the Board of Directors, Mr. Sosa resigned from each of his Board committee positions and the Board appointed a new independent director, Malcolm Jozoff, to the Board. Mr. Jozoff will serve as a member of the Audit Committee and Standards Committee and as the new Chairman of the Compensation Committee.

On January 22, 2007, we notified the NASDAQ Stock Market that: (i) Mr. Sosa had resigned from the Board committees that he served on; (ii) Mr. Jozoff had been elected to the Board and appointed to the Standards Committee and Audit Committee and the new Chairman of the Compensation Committee; and (iii) no Board or committee actions occurred during our noncompliance period. As a result, we are once again in full compliance with NASDAQ Marketplace Rules with regard to the composition of our Board committees.

On January 29, 2007, management adopted the Related Party Transactions Policy. The Related Party Transactions Policy applies to certain transactions between the Company on the one hand and a “Related Party” on the other hand. A Related Party is defined to include (i) an executive officer, director, or director nominee of the Company, (ii) a shareholder owning in excess of five percent of the Company, (iii) a person who is an immediate family member of a Company executive officer, director, or director nominee, (iv) an entity which is owned or controlled by any of the foregoing, or an entity in which any of the foregoing is an officer or has a substantial ownership interest (10% ownership is a “substantial ownership interest” for purposes of the Related Party Transactions Policy) and (vi) any transactions required to be disclosed under Item 404 of Regulation S-B promulgated by the Commission.

Under the Related Party Transaction Policy, management must present to the Corporate Governance and Nominating Committee any such related party transactions that it is proposing to enter into. The Related Party Transactions Policy requires that any such transaction must be on terms comparable to those obtainable in arm’s length dealing with unrelated third parties, and must be approved by the Corporate Governance and Nominating Committee. Under the terms of the Related Party Transactions Policy, the Company must include disclosure of such transactions in its applicable filings made with the Commission.

Audit Committee. The purpose of the Audit Committee is to oversee the accounting and financial reporting processes of our Company and the audits of our financial statements. The Audit Committee provides assistance to our Board of Directors with respect to its oversight of (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the independent registered public accountant’s qualifications and independence, and (d) the performance of our independent registered public accountants. The primary responsibilities of the Audit Committee are set forth in its charter, which is reviewed annually, and includes various matters with respect to the oversight of our Company’s accounting and financial reporting process and audits of the financial statements of our Company on behalf of our Board of Directors. The Audit Committee also selects the independent registered public accountants to conduct the annual audit of the financial statements of our Company; reviews the proposed scope of such audit, reviews accounting and financial controls of our Company with the independent registered public accountants and our financial accounting staff; and reviews and approves transactions between us and our directors, officers, and their affiliates.

The Audit Committee currently consists of Dr. Syverson-Stork and Messrs. Matte and Jozoff. The Board of Directors has determined that Mr. Matte qualifies as an “audit committee financial expert” in accordance with applicable rules and regulations of the Commission. Mr. Matte serves as Chairman of the Audit Committee.

Compensation Committee. The purpose and responsibilities of the Compensation Committee include reviewing and recommending the approval to the Board of Directors of the compensation of our executive officers, the annual compensation budget for all other employees, bonuses, grants of stock options and any changes to our benefit plans. The Compensation Committee currently consists of Dr. Syverson-Stork and Mr. Jozoff. Mr. Jozoff is our Compensation Committee Chairman.

Corporate Governance and Nominating Committee. The purpose and responsibilities of the Corporate Governance and Nominating Committee include the identification of individuals qualified to become board members, the selection or recommendation to the Board of Directors of nominees to stand for election as directors at each election of directors, the oversight of the selection and composition of committees of the Board of Directors, and the oversight of the evaluations of the Board of Directors and management. The Corporate Governance and Nominating Committee will consider persons recommended by stockholders for inclusion as nominees for election to our Board of Directors if the names, biographical data, and qualifications of such persons are submitted in writing in a timely manner addressed and delivered to our Company’s secretary at the address listed herein. The Corporate Governance and Nominating Committee identifies and evaluates nominees for our Board of Directors, including nominees recommended by stockholders, based on numerous factors it considers appropriate, some of which may include strength of character, mature judgment, career specialization, relevant technical skills, diversity, and the extent to which the nominee would fill a present need on our Board of Directors. The Corporate Governance and Nominating Committee currently consists of Dr. Syverson-Stork and Mr. Matte. Mr. Matte serves as the Chairman of the Corporate Governance and Nominating Committee.

Standards Committee. The purpose and responsibilities of the Standards Committee include assisting our Board of Directors in periodically reviewing our website, Quepasa.com, for appropriate website content and decorum. The Standards Committee currently consists of Dr. Jill Syverson-Stork and Messers. Stearns, Peterson and Jozoff. Dr. Syverson-Stork is our Standards Committee Chairman.

Executive Compensation

The following table provides certain summary information concerning the compensation earned by our principal executive officer, and each of our other executive officers who earned at least $100,000 in total compensation (the “named executive officers”) during the fiscal year ended December 31, 2006.

Name and Principal Position	Year	Salary($)	Bonus($)	Stock Awards($)	Option Awards($)(1)	Non-Equity Incentive Plan Compensation($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings($)	All Other Compensation($)(2)	Total($)
Robert B. Stearns Chief Executive Officer	2006	0	0	0	858,391	0	0	100,592	958,983
Charles B. Mathews Chief Financial Officer	2006	90,000	0	0	0	0	0	0	90,000
Jeffrey S. Peterson(3) Director	2006	0	0	0	0	0	0	250,000	250,000

(1)	Amounts in this column represent the dollar amount recognized for financial statement reporting purposes in accordance with FAS123R (but disregarding any estimate of forfeitures relating to service-based vesting conditions) relating to options.

(2)	Amounts in this column consist of 200,000 warrants issued to Mr. Stearns, valued at $100,592 and a one time payment of $250,000 to Mr. Peterson in accordance with his employment agreement.

(3)	Mr. Peterson resigned as our Chief Executive Officer on March 21, 2006, and as an officer and employee of our Company on November 5, 2006.

Grants of Plan-Based Awards Table

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Options Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/S)		Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Robert B. Stearns Chief Executive Officer	3/21/2006 3/21/2006								180,000(1) 420,000(2)	$ $	3.55 3.55

(1)	We granted these options under our Amended and Restated 1998 Stock Option Plan. The options vest over a 12 month period on the 21st of each month beginning on April 21, 2006.

(2)	We granted these options under our Amended and Restated 1998 Stock Option Plan. The options vest over a 36 month period on the 21st of each month beginning on April 21, 2006.

Outstanding Equity Awards at Fiscal Year-End Table

Name	Grant Date	Option Awards						Stock Awards
		Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)	Option Exercise Price($)		Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)
Robert B. Stearns	3/21/2006 3/21/2006	135,000 105,000	45,000 315,000	0	$ $	3.55 3.55	3/21/2013 3/21/2013	0	0	0	0
Charles B. Mathews	3/23/2004 5/11/2005	50,000 250,000	0 0	0	$ $	1.30 1.25	3/23/2011 5/11/2012	0	0	0	0
Jeffrey S. Peterson	8/26/2003 5/11/2005	500,000 500,000	0 0	0	$ $	1.60 2.00	8/26/2010 5/11/2012	0	0	0	0

Option Exercises and Stock Vested

Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise(#)	Value Realized On Exercise($)(1)	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($)
Robert B. Stearns Chief Executive Officer	0	0	240,000	280,282
Charles B. Mathews Chief Financial Officer	0	0	0	0
Jeffrey S. Peterson Director	400,000	2,453,110	0	0

(1)	Represents the number of options exercised multiplied by the difference between the market price of our common stock on the exercise date and the exercise price of the options.

Director Compensation

Name	Fees Earned or Paid in Cash($)(1)	Stock Awards($)(2)	Option Awards($)	Non-Equity Incentive Plan Compensation($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation($)	Total($)(4)
Robert B. Stearns(3)	0	0	0	0	0	0	0
Jeffrey S. Peterson(3)	0	0	0	0	0	0	0
Alonso Ancira(4)	0	11,875	0	0	0	0	11,875
Michael D. Matte(5)	0	34,856	0	0	0	0	34,856
Lionel Sosa(5)	0	34,856	0	0	0	0	34,856
Dr. Jill Syverson-Stork(4)	0	23,238	0	0	0	0	23,238

(1)	These amounts include fees for meetings that have occurred in 2006.

(2)	This column includes the compensation cost recognized for financial statement reporting purposes under FAS 123R for 2006 with respect to awards of unrestricted stock units. The valuation is determined by the closing price of the stock at the end of the quarter times the number of shares. These awards are further described in the discussion below.

(3)	Both Messrs. Stearns and Peterson are Named Executive Officers and their compensation described above. Messrs. Stearns and Peterson receive no additional compensation in connection with their service as a member of the Board of Directors.

(4)	Represents quarterly stock grants, subject to stockholder approval, of 1,250 shares granted pursuant to the 2006 Stock Incentive Plan. As of the end of 2006, Mr. Ancira and Dr. Syverson-Stork did not have any outstanding options or other non-vested equity grants.

(5)	Represents quarterly grants of 1875 shares, subject to stockholder approval, granted pursuant to the 2006 Stock Incentive Plan. As of the end of 2006, Messrs. Matte and Sosa did not have any outstanding options or other non-vested equity grants.

Director Compensation

Employees of our Company do not receive compensation for serving as members of our Board of Directors. Directors are reimbursed for reasonable expenses incurred in attending meetings and carrying out duties as board and committee members. Our non-employee directors are eligible to receive compensation for their services as directors, including stock options. On September 19, 2006, the Board of Directors, upon the of the recommendation of the Compensation Committee, approved compensation to non-employee directors in the form of 1,250 shares of unrestricted common stock of our Company to be granted on the last day of each fiscal quarter of our Company. This compensation will be paid pursuant to the terms of our 2006 Stock Incentive Plan, the effectiveness of which is subject to stockholder approval of the plan. Furthermore, each chairman of a committee of the Board of Directors is eligible to receive an additional 625 shares of our unrestricted common stock, subject to stockholder approval of the 2006 Stock Incentive Plan: (i) for each fiscal quarter of service as a chairman prior to January 20, 2007; and (ii) for each full fiscal quarter of service ending after January 20, 2007, to be granted on the last day of each fiscal quarter our Company.

Equity Compensation Plan Information

The following table summarizes the options, warrants and securities available for issuance under our equity compensation plans as of December 31, 2006:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	2,441,375	$1.62	3,558,625

(1)	Amended and Restated 1998 Stock Option Plan

Employment and Separation Agreements

Robert B. Stearns

Effective March 21, 2006, we entered into an employment agreement with Robert B. Stearns providing for him to serve as Chairman of the Board of Directors and Chief Executive Officer for an initial term of three years. Pursuant to the terms of the agreement, Mr. Stearns was issued options to purchase 180,000 shares of our common stock as compensation for his first year of employment. For the remaining two years of the agreement, Mr. Stearns’ compensation shall be established before each anniversary date of the agreement by the Board of Directors or the Compensation Committee. In addition, Mr. Stearns is entitled to participate in our stock option plans and received an option to purchase an additional 420,000 shares of our common stock. Mr. Stearns is entitled to participate in any management bonus program that we establish. The agreement also provided Mr. Stearns with a warrant to purchase 200,000 shares of our common stock at an exercise price of $3.55 per share. In addition, Mr. Stearns is entitled to participate in all health, life, disability and other insurance programs or benefits we may offer to other key executive employees or members of the Board of Directors.

In the event Mr. Stearns’ employment is terminated by us with cause, he shall be paid in a lump sum at the time of termination such amount of compensation for services rendered, as well as compensation for unused vacation time and earned bonus, as has accrued but remains unpaid. These same provisions will apply in the event Mr. Stearns terminates his employment after a change of control without good reason.

In the event Mr. Stearns terminates his employment with good reason or Mr. Stearns’ employment is terminated by us without cause and other than as a consequence of his death, disability, or normal retirement, then he will receive a lump sum in cash equal to any salary which remains unpaid and any amount of bonus to which he is entitled but which remains unpaid. Mr. Stearns will also continue to receive coverage under his benefit plans for six months or until he becomes eligible to participate in the employee benefit plans of another employer. Any other awards previously made to Mr. Stearns under compensation plans or programs and not previously paid will immediately vest on the date of termination and will be paid on that date and included as compensation in the year paid. These same provisions will apply in the event Mr. Stearns’ employment is terminated within one year following the occurrence of a change of control by us for any reason or by Mr. Stearns with good reason.

In the event Mr. Stearns terminates the agreement without good reason, he will receive a lump sum in cash equal to any salary which remains unpaid and any amount of bonus to which he is entitled but which remains unpaid. If Mr. Stearns retires, either voluntarily or as a result of reaching the age of retirement, these same provisions will apply but he will also have the right to participate in any retirement plan we adopted with respect to executive officers during the term of the agreement.

In the event Mr. Stearns is terminated by reason of his death, we will pay his accrued but unpaid salary and a prorated amount of his targeted bonus, plus three additional months of fixed salary and targeted bonus. Mr. Stearns’ eligible dependents will receive benefit plan coverage for three months from Mr. Stearns’ death. Any other awards previously made to Mr. Stearns under compensation plans or programs and not previously paid will immediately vest on the date of termination and will be paid on that date and included as compensation in the year paid.

In the event Mr. Stearns is terminated by us or if Mr. Stearns terminates his employment because of a disability, he will be paid the amount of his salary as has accrued but remains unpaid. Mr. Stearns will also continue to receive coverage under his benefit plan for six months or until he becomes eligible to participate in the employee benefit plans of another employer. Any other awards previously made to Mr. Stearns under the compensation plans or programs and not previously paid will immediately vest on the date of termination and will be paid on that date and included as compensation in the year paid.

Stock Incentive Plans

In October 1998 our stockholders adopted our 1998 Stock Option Plan, which provides for the grant to employees, officers, directors and consultants of options to purchase up to an aggregate of 6,000,000 shares of common stock, consisting of both “incentive stock options” within the meaning of Section 422A of the United States Internal Revenue Code of 1986 (the “Code”) and “non-qualified” options. Incentive stock options are issuable only to employees, while non-qualified options may be issued to non-employee directors, consultants and others, as well as to employees.

The 1998 Stock Option Plan is administered by our Compensation Committee, which determines those individuals who are to receive options, the time period during which the options may be partially or fully exercised, the number of shares of common stock that may be purchased under each option, and the option price.

The per share exercise price of the common stock subject to an incentive stock option or non-qualified option may not be less than the fair market value of the common stock on the date the option is granted. The aggregate fair market value, determined as of the date the option is granted, of the common stock that any employee may purchase in any calendar year pursuant to the exercise of incentive stock options may not exceed $100,000. No person who owns, directly or indirectly, at the time of the granting of an incentive stock option to him, more than 10% of the total combined voting power of all classes of our stock is eligible to receive any incentive stock options under the 1998 Stock Option Plan unless the exercise price is at least 110% of the fair market value of the common stock subject to the option, determined on the date of grant. Non-qualified options are not subject to this limitation.

No incentive stock option may be transferred by an optionee other than by will or the laws of descent and distribution, and during the lifetime of an optionee, the option will be exercisable only by him or her. In the event of termination of employment other than by death or disability, the optionee has three months after such termination during which he or she can exercise the option. Upon termination of employment of an optionee by reason of death or permanent total disability, his or her option remains exercisable for one year thereafter to the extent it was exercisable on the date of such termination. No similar limitation applies to non-qualified options.

Options under the 1998 Stock Option Plan must be granted within ten years from the effective date. The incentive stock options granted under the 1998 Stock Option Plan cannot be exercised more than ten years from the date of grant except that incentive stock options issued to 10% or greater stock- holders are limited to five year terms. All options granted under the 1998 Stock Option Plan provide for the payment of the exercise price in cash or by delivery to us of shares of common stock already owned by the optionee having a fair market value equal to the exercise price of the options being exercised, or by a combination of such methods of payment. Therefore, an optionee may be able to tender shares of common stock to purchase additional shares of common stock and may theoretically exercise all of his stock options with no additional investment other than his original shares.

Any unexercised options that expire or that terminate upon an optionee ceasing to be an officer, director or an employee become available once again for issuance.

On September 19, 2006, the Board of Directors approved, subject to stockholder approval, the 2006 Stock Incentive Plan. Under the terms of this plan, we may issue 3,700,000 shares of our common stock plus an additional number of shares of our common stock equal to the number of shares previously granted under our 1998 Stock Option Plan that either terminate, expire, or lapse after the date of the Board of Director’s approval of the 2006 Stock Incentive Plan. Assuming stockholder approval of the 2006 Stock Incentive Plan, no new awards will be available for issuance under the 1998 Stock Option Plan. Pursuant to the terms of the 2006 Stock Incentive Plan, eligible individuals may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, or stock grant awards. The 2006 Stock Incentive Plan is designed to promote the success and enhance the value of our Company by linking the personal interests of the members of the Board of Directors, employees, officers, executives, consultants and advisors to those of our stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our stockholders.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On October 17, 2006, we entered into a Securities Purchase Agreement with Mexicans & Americans Trading Together, Inc. (“MATT Inc.”) pursuant to which we issued 1,000,000 shares of our common stock to MATT Inc. at a purchase price of $10.00 per share (for an aggregate purchase price of $10,000,000). MATT Inc. was also granted a warrant to purchase 1,000,000 shares of our common stock at an exercise price of $12.50 per share and a warrant to purchase 1,000,000 shares of our common stock at an exercise price of $15.00 per share. The exercise prices for the warrants are subject to adjustment, as described above under “Prospectus Summary-Recent Developments.” MATT Inc. was not an affiliate at the time of the transaction.

On November 20, 2006, we entered into an Amended and Restated Support Agreement with MATT Inc. and a Corporate Sponsorship and Management Services Agreement (the “CSMSA”) with both Mexicans & Americans Thinking Together Foundation, Inc. (the “Organization”) and MATT Inc. The CSMSA provides that we will develop, operate and host the Organization’s website and provide to it all the services necessary to conduct such operations. During the first three years of the term of the CSMSA, the Organization will reimburse us for our costs and expenses in providing these services, not to exceed $500,000 per annum. The CSMSA further provides that we will pay the Organization’s operating costs, up to a cap of $1,200,000 per annum minus the our costs and expenses for providing the services described above. Under the Amended and Restated Support Agreement, MATT Inc. has committed to develop advertising revenue for us. The revenue generated pursuant to the Amended and Restated Support Agreement will determine the adjustments made to the exercise prices of the warrants issued pursuant to the Securities Purchase Agreement on October 17, 2006. The Amended and Restated Support Agreement also provides that the MATT Inc. will make a corporate jet available to us for up to 25 hours of use during each year of the Amended and Restated Support Agreement’s term.

Alonso Ancira, a member of our Board of Directors, is also the Chairman of the Board of Directors of MATT Inc. and Altos Hornos de Mexico, S.A.B. de C.V. (“AHMSA”). MATT Inc. is a wholly owned subsidiary of AHMSA. Mr. Ancira is a minority stockholder in Grupo Acerero del Norte S.A. de C.V., the largest stockholder in AHMSA. Mr. Ancira also serves on the Board of Directors of the Organization.

In addition, Robert Stearns, our Chief Executive Officer, authorized a payment to Lionel Sosa, a member of our Board of Directors and Chief Executive Officer of the Organization, of $300,000 for his role in the successful closing of the transactions described above. On January 20, 2007, at our regularly scheduled meeting of the Board of Directors, Mr. Sosa resigned from each of his Board of Directors committee positions and the board appointed a new independent director, Malcolm Jozoff, to serve as a member of the Board and to replace Mr. Sosa on such committees. See “Management — Information Relating to Corporate Governance and the Board of Directors.”

PRINCIPAL AND SELLING STOCKHOLDERS

In connection with this offering, we will pay the expenses incident to this registration, including the registration and filing fees, printing expenses, listing fees, blue sky fees, if any, and related fees and disbursements of our counsel and auditors, but the selling stockholders will pay any selling commissions and similar expenses relating to the sale of the shares. In addition, we have agreed to indemnify the selling stockholders, and certain affiliated parties, against certain liabilities, including liabilities under the Securities Act, as amended, in connection with this offering. The selling stockholders have agreed to indemnify us and our directors and officers, as well as any person that controls us, against certain liabilities, including certain liabilities under the Securities Act.

The following table sets forth certain information regarding the beneficial ownership of our common stock as of November 30, 2006 before and after the offering by

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group;

•	each person or entity known by us to own more than 5% of our common stock; and

•	each selling stockholder.

With respect to the selling stockholders, the following table sets forth (i) the name of each of the selling stockholders, (ii) the number of shares of common stock beneficially owned by each such selling stockholder that may be offered for the account of such selling stockholder under this prospectus, and (iii) the number of shares of common stock beneficially owned by each such selling stockholder upon completion of this offering. Such information was obtained from the selling stockholders but has not been independently verified by us, and assumes that all shares registered on behalf of the selling stockholders will be sold prior to completion of this offering, and that the selling stockholders will not acquire any additional shares of our common stock prior to completion of this offering. The term “selling stockholder” includes the persons listed below and their respective transferees, pledgees, donees, or other successors.

This column includes the compensation cost recognized for financial statement reporting purposes under FAS 123R for 2006 with respect to awards of unrestricted stock units. These awards are further described in the discussion below.

	Beneficially Owned Before the Offering(1)			Shares of Common Stock Being Registered for Resale in This Offering(2)		Beneficially Owned After Completion of the Offering
Name of Beneficial Owner	Number of Shares		Percentage			Number(3)	Percentage
Robert B. Stearns	496,667	(4)	4.1%	800,000	(5)	0	*
Charles B. Mathews	301,000	(6)	2.5%	250,000	(7)	51,000	*
Malcolm Jozoff	10,000	(8)	*	0		10,000	*
Michael D. Matte	5,000	(9)	*	0		5,000	*
Jeffrey S. Peterson	1,653,235	(10)	13.5%	0		1,653,235	13.5%
Lionel Sosa	13,138	(11)	*	0		13,138	*
Dr. Jill Syverson-Stork	0		*	0		0	*
Alonso Ancira	0	(12)	*	0		0	*
All directors and officers as a group (eight persons)	2,479,040		20.3%	1,050,000		1,732,373	14.2%
5% Stockholders
Richard L. Scott	1,333,333	(12)	10.9%	1,333,333	(12)	0	*
F. Stephan Allen	1,500,000	(13)	12.3%	1,500,000	(13)	0	*
Mexicans & Americans Trading Together, Inc.	3,000,000	(14)	24.5%	3,000,000	(14)	0	*
Other Selling Stockholders						0	*
Donald M. Pickett	133,333	(15)	1.1%	133,333	(15)	0	*
F. Annette Scott Revocable Trust	166,667	(16)	1.4%	166,667	(16)	0	*

*	Less than 1%

(1)	Except as otherwise indicated, each person named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by him or her, subject to applicable community property law. In calculating the percentage of ownership, all shares of common stock which the identified person or group had the right to acquire within 60 days of December 31, 2006, are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person.

(2)	The selling stockholders are not required to sell any of the securities being registered hereby.

(3)	We do not know when or in what amounts the selling stockholders may offer shares for sale. The selling stockholders may elect not to sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(4)	Includes (a) 30,000 shares of common stock; (b) 266,667 shares of common stock issuable upon exercise of options; and (c) 200,000 shares of common stock issuable upon exercise of warrants held by Robert B. Stearns.

(5)	Includes: (a) 200,000 shares of common stock issuable upon exercise of warrants; and (b) 600,000 shares of stock issuable upon exercise of options held by Robert B. Stearns.

(6)	Includes: (a) 1,000 shares of common stock; and (b) 300,000 shares of common stock issuable upon exercise of options held by Charles B. Mathews.

(7)	Includes 250,000 shares of common stock issuable upon exercise of options held by Charles B. Mathews.

(8)	Includes 10,000 shares of common stock held by Malcolm Jozoff.

(9)	Includes 5,000 shares of common stock held by Michael Matte.

(10)	Includes (a) 652,360 shares of common stock; and (b) 1,001,875 shares of common stock issuable upon exercise of options.

(11)	Includes 13,138 shares of common stock held by Lionel Sosa.

(12)	Mexicans & Americans Trading Together, Inc., which is the direct beneficial owner of 3,000,000 share of common stock, including common stock issuable upon the exercise of warrants it holds (the “Shares”), is a wholly owned subsidiary of AHMSA, of which Mr. Ancira is the Chairman of the Board. Grupo Acerero del Norte, S.A. de C.V. (“GAN”), of which Alonso Ancira is a shareholder, is the majority shareholder of AHMSA. By virtue of his position as Chairman of AHMSA and ownership position in GAN, Mr. Ancira may be deemed to beneficially own the Shares. Mr. Ancira hereby disclaims any beneficial ownership of such Shares, except to the extent of his pecuniary interest therein as determined in accordance with the Securities Exchange Act of 1934, as amended, and the rules adopted thereunder.

(13)	700 11th St. South, Suite 101, Naples, FL 34102. Includes (a) 166,887 shares of common stock held by the Richard L. Scott Revocable Trust; (b) 166,446 shares of common stock held by Richard L. and Annette Scott Family Partnership; and (b) 1,000,000 shares of common stock issuable upon exercise of a warrant held by the Richard L. Scott Revocable Trust. Richard L. Scott has sole voting and dispositive power over the shares of common stock and the warrants held by the: (a) Richard L. Scott Revocable Trust; and (b) Richard L. and Annette Scott Family Partnership.

(14)	2100 S. Utica, Suite 305, Tulsa, OK 74114. Includes (a) 500,000 shares of common stock; and (b) 1,000,000 shares of common stock issuable upon exercise of a warrant.

(15)	7550 IH 10 W., Suite 630, San Antonio, TX 78229. Includes (a) 1,000,000 shares of common stock; and (b) 2,000,000 shares of common stock issuable upon the exercise of warrants.

(16)	11201 N. 45th Way, Phoenix, AZ 85028. Includes 133,333 shares of common stock.

(17)	700 11th St. South, Suite 101, Naples, FL 34102. Includes 166,667 share of common stock held by the F. Annette Scott Revocable Trust. F. Annette Scott has sole voting and dispositive power over the shares of common stock held by the F. Annette Scott Revocable Trust.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. The following summary of provisions of our capital stock is not complete and is subject to, and qualified in its entirety by, the provisions of our Articles of Incorporation, as amended, and Amended and Restated Bylaws which are included as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Common Stock

As of the date of this prospectus, there were 12,223,261 shares of common stock outstanding which were held of record by approximately 5,000 stockholders. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Stockholders are not entitled to cumulate their votes for the election of directors. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive dividends pro rata, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to share pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

Subject to the provisions of our Articles of Incorporation, as amended, and the limitations mandated by law, we are authorized to issue 5,000,000 shares of preferred stock, all of which are undesignated preferred stock. The Board of Directors has the authority to issue the undesignated preferred stock in one or more series and to determine the powers, preferences, and rights and the qualifications, limitations, or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock and to fix the number of shares constituting any series and the designation of the series, without any further vote or action by the stockholders. Shares of preferred stock so designated may have voting, conversion, liquidation preference, redemption, sinking fund provisions, and other rights which are superior to those of the common stock. The issuance of preferred stock may have the effect of delaying, deferring, or preventing a change in control of our Company without further action by the stockholders, may discourage bids for the common stock at a premium over the market price of the common stock, and may adversely affect the market price of and the voting and other rights of the holders of common stock.

At present, we have no shares of preferred stock issued and outstanding.

Common Stock Warrants and Options

During March 2006, we entered into a warrant purchase agreement and issued three series of warrants valued at $1,464,899 to an investment group related to an executive acquisition. Each warrant is exercisable for 1,000,000 shares of common stock. The first warrant had an exercise price of $2.87 and was exercised in August 2006. The second warrant has an exercise price of $4.00 per share and can be exercised any time prior to March 21, 2016. The third warrant has an exercise price of $7.00 per share and can be exercised any time prior to March 21, 2016. We are registering for resale 1,000,000 shares of common stock issued upon exercise of a warrant and 2,000,000 shares of our common stock underlying the warrants that were issued in this private offering.

During October 2006, we completed a private offering of 1,000,000 shares of our common stock and two series of warrants to purchase 2,000,000 shares of our common stock. We issued the 1,000,000 shares of our common stock at a purchase price of $10.00 per share. Each warrant is exercisable for 1,000,000 shares of common stock and have exercise prices ranging from of $12.50 to $15.00 (subject to adjustment). The warrants may be exercised any time prior to October 17, 2016. We are registering for resale 1,000,000 shares of our common stock and 2,000,000 shares of our common stock underlying the warrants that were issued in the private offering.

Anti-Takeover Provisions

Certain provisions of our Articles of Incorporation, as amended, and our Amended and Restated Bylaws may make it more difficult for us to be acquired by various means. These provisions could deprive our stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of our common stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors;

•	discourage certain types of transactions which may involve an actual or threatened change in control;

•	discourage certain tactics that may be used in proxy fights;

•	reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all outstanding shares or that is otherwise unfair to our stockholders.

Our Amended and Restated Bylaws provides that stockholders may only take action at duly called annual or special meetings of stockholders and may not take action by written consent. The Amended and Restated Bylaws further provide that special meetings of our stockholders may be called only by the Chairman of the Board of Directors, the President or Chief Executive Officer. However, the President, Chief Executive Officer, or Secretary must call a special meeting upon the written request from a majority of the members of the Board of Directors. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the Board of Directors. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the Board of Directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing Board of Directors and management.

Our Amended and Restated Bylaws further provide that stockholders seeking to bring business before a meeting of stockholders, or to nominate candidates for election as directors at a meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice must be received by our Secretary not earlier than one hundred and twenty (120) days and not later than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that an annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth (10) day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs; and, in the case of a special meeting of the stockholders called for the purpose of electing directors pursuant to Section 78.345 of the Nevada General Corporation Law, not later than the close of business on the tenth (10) day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs. The Amended and Restated Bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders.

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempted a proxy contest, tender offer, merger or otherwise.

Nevada law prohibits business combinations between Nevada corporations and interested stockholders for a period of three years after the interested stockholder’s date of acquiring shares unless the combination or the purchase of the shares by the interested stockholder is approved by the Board of Directors.

Applicable Nevada law also prohibits business combinations between Nevada corporations and interested stockholders following the expiration of three years after the interested stockholder’s date of acquiring shares unless the combination meets the requirements specified in Section 78.439 for director and stockholder approvals or Sections 78.441 through 78.444 with respect to the consideration to be received in the combination by all stockholders other than the interested stockholder. Applicable Nevada law defines “interested stockholders” to include persons who, alone or together with affiliates, beneficially own at least 10% of the outstanding stock of the corporation. A Nevada corporation may opt out of the application of these provisions, but we have not opted out.

Applicable Nevada law also denies voting rights to a stockholder who acquires a controlling interest in a Nevada corporation, unless the voting rights are approved by a majority of the voting powers of the corporation. A Nevada corporation may opt out of the application of these provisions, but we have not opted out.

Nevada law does not require a stockholder vote of the surviving corporation in a merger if:

•	the merger does not amend the existing articles of incorporation;

•	each outstanding share of the surviving corporation before the merger is unchanged; and

•	the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to such issuance.

The effect of these provisions may be to make more difficult the accomplishment of a merger or other takeover or change in control. To the extent that these provisions have this effect, removal of our incumbent Board of Directors and management may be rendered more difficult. Further, these provisions may make it more difficult for stockholders to participate in a tender or exchange offer for common stock and in so doing may diminish the market value of the common stock.

Personal Liability of Directors and Officers

Nevada law authorizes a Nevada corporation to eliminate or limit the personal liability of directors and officers to the corporation and its stockholders for damages for breach of fiduciary duties as a director. We believe that such a provision is beneficial in attracting and retaining qualified directors and officers, and accordingly, our Articles of Incorporation, as amended, include a provision eliminating liability for damages for any breach of fiduciary duty as a director or officer, except for the following:

•	acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or

•	authorizing an unlawful distribution in violation of Nevada law.

Directors are not insulated from liability for breach of their duty of loyalty or for claims arising under the federal securities laws. These provisions of our Articles of Incorporation, as amended, may reduce the likelihood of derivative litigation against directors for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders. We have comprehensive directors’ and officers’ liability insurance coverage, with an aggregate limit of $8,000,000 for the benefit of our officers and directors insuring them against various liabilities, including liabilities under the securities laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons under these provisions of our Articles of Incorporation, as amended, or otherwise, we have been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

Corporate Stock Transfer, located in Denver, Colorado, serves as the transfer agent and registrar for our common stock.

PLAN OF DISTRIBUTION

The common stock registered hereby may be sold from time to time by the selling stockholders, or by pledgees, donees, transferees, or other successors in interest. Such sales may be made on one or more exchanges, markets, or trading facilities, in the over-the-counter market, in private transactions, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The common stock may be sold in one or more of the following types of transactions:

•

a block trade in which a selling stockholder will engage a broker-dealer who will then attempt to sell the common stock as agent, or position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of such exchange;

•

ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the re-sales;

•	privately negotiated transactions;

•	to cover short sales made after the date that the registration statement to which this prospectus is a part is declared effective by the Commission;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders have advised us that they have not entered into any agreements, understandings, or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders. At the time a particular offering of common stock is made and to the extent required, the aggregate number of shares being offered, the name or names of the selling stockholders, and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, concessions, or commissions and other terms constituting compensation from the selling stockholders, and any discounts, concessions, or commissions allowed or reallowed or paid to broker-dealers, will be set forth in an accompanying prospectus supplement.

Sales of the common stock offered hereby may be executed by or for the account of the selling stockholders from time to time in transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market price, or at negotiated prices. The selling stockholders may effect such transactions by selling the common stock offered hereby directly to purchasers, through broker-dealers acting as agents for the selling stockholders, or to broker-dealers who may purchase such shares as principals and thereafter sell the shares from time to time in transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through a combination of such methods of sale, or otherwise. In effecting sales, broker-dealers engaged by selling stockholders may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of the common stock offered hereby for whom such broker-dealers may act as agents or to whom they may sell as principals, or both. As to a particular broker-dealer, such compensation might be in excess of customary commissions.

When selling the common shares, the selling stockholders may enter into hedging transactions. For example, the selling stockholders may:

•	enter into transactions involving short sales of the common shares by broker-dealers;

•	sell common shares short themselves and redeliver such shares to close out their short positions;

•

enter into option or other types of transactions that require the selling stockholder to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus; or

•	loan or pledge the common shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

The selling stockholders may resell the shares of common stock being registered for resale hereby (i) in transactions that are exempt from registration under the Securities Act or (ii) as long as the registration statement of which this prospectus forms a part or to which it relates is effective under the Securities Act, and as long as there is a qualification in effect under, or an available exemption from, any applicable state securities law with respect to the resale of such shares. There is no assurance that any selling stockholder will sell any common stock offered hereby, and any selling stockholder may transfer, devise or gift the common stock by other means not described in this prospectus. For example, in addition to selling pursuant to the registration statements of which this prospectus is a part or to which it relates, the selling stockholders also may sell under Rule 144.

The selling stockholders and any broker-dealers, agents, or underwriters that participate with the selling stockholders in the distribution of common stock offered hereby may be deemed to be “underwriters” within the meaning of the Securities Act. Accordingly, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the common stock offered hereby and purchased by them, may be deemed to be underwriting commissions or discounts under the Securities Act. We will not pay any compensation to any NASD member in connection with this offering. Brokerage commissions, if any, attributable to the sale of the shares of common stock offered hereby will be borne by the selling stockholders.

We will not receive any proceeds from the sale of any shares of common stock by the selling stockholders. We have agreed to bear all expenses (other than selling commissions) in connection with the registration of the common stock being offered by the selling stockholders. We have agreed to indemnify certain of the selling stockholders against certain liabilities under the Securities Act. Each selling stockholder may indemnify any broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

To comply with the securities laws of certain jurisdictions, if applicable, the shares of common stock offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares of common stock offered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualifications requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934 as amended (the “Exchange Act”), any person engaged in a distribution of the common stock offered pursuant to this prospectus may be limited in its ability to engage in market activities with respect to the common stock. Without limiting the foregoing, each selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. Those rules and regulations may limit the timing of purchases and sales of any of the common stock offered by the selling stockholders pursuant to this prospectus, which may affect the marketability of the common stock offered hereby.

The selling stockholders also may pledge the shares of common stock being registered for resale hereby to NASD broker/dealers pursuant to the margin provisions of each selling stockholder’s customer agreements with such pledgees. Upon default by a selling stockholder, the pledgee may offer and sell shares of common stock from time to time as described above.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Snell & Wilmer, L.L.P., Phoenix, Arizona.

EXPERTS

The consolidated financial statements of Quepasa Corporation as of December 31, 2005 and 2004, have been audited by Ehrhardt Keefe Steiner & Hottman, PC an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

This prospectus constitutes a part of a registration statement on Form SB-2 filed by us with the Commission under the Securities Act with respect to the securities offered in this prospectus. This prospectus does not contain all of the information included in the registration statement. You may wish to inspect the registration statement and the exhibits to that registration statement for further information with respect to our Company and the securities offered in this prospectus. Copies of the registration statement and the exhibits to such registration statement are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below. Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of the material provisions of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

We are subject to the informational requirements of the Exchange Act. Accordingly, we file reports, proxy statements, and other information with the Commission. The public may read and copy any materials that we file with the Commission at the Commission’s Public Reference Room, in Room 1580, 100 F Street, N.E., Washington, D.C. 20549 upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet site that contains reports, proxy and information statements, and other materials that are filed through the Commission’s Electronic Data Gathering, Analysis, and Retrieval system. This website can be accessed at www.sec.gov.

Our corporate website is located at www.quepasacorp.com. Through our corporate website, we make available free of charge our annual reports on Form 10-KSB, our quarterly reports on Form 10-QSB, our current reports on Form 8-K, our proxy statements, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. These reports are available as soon as reasonably practicable after we electronically file those reports with the Commission. We also post on our website the charters of our Audit, Compensation, and Corporate Governance and Nominating Committees; our Code of Conduct and Ethics, and any amendments or waivers thereto; and any other corporate governance materials contemplated by the Commission or NASDAQ regulations. These documents are also available in print to any stockholders requesting a copy from our corporate secretary at our principal executive offices.

INDEX TO FINANCIAL STATEMENTS

QUEPASA CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Quepasa Corporation and Subsidiaries

Phoenix, Arizona

We have audited the accompanying consolidated balance sheet of Quepasa Corporation and Subsidiaries as of December 31, 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2005 and 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quepasa Corporation and Subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the years ended December 31, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.

/s/ Ehrhardt Keefe Steiner & Hottman PC
Ehrhardt Keefe Steiner & Hottman PC

February 9, 2007

Denver, Colorado

QUEPASA CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

December 31, 2005
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,441,889
Accounts receivable - trade	52,185
Accounts receivable - other	740
Prepaid expenses	16,465

Total current assets	1,511,279

NON-CURRENT ASSETS:
Property and equipment - net	172,397
Deposits	28,681

Total noncurrent assets	201,078

Total assets	$1,712,357

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$90,407
Accrued and other current liabilities	97,515
Deferred revenue	207,863
Current portion of long-term debt	7,297

Total current liabilities	403,082

LONG-TERM DEBT- net of current portion	21,491

Total liabilities	424,573

COMMITMENTS AND CONTINGENCIES (Note 5)

STOCKHOLDERS’ EQUITY:
Common stock, $.001 par value; authorized 50,000,000 shares; 7,832,021 shares issued and outstanding	7,832
Additional paid-in capital	115,773,796
Accumulated deficit	(114,488,133)
Foreign currency translation adjustment	(5,711)

Total stockholders’ equity	1,287,784

Total liabilities and stockholders’ equity	$1,712,357

See notes to consolidated financial statements.

QUEPASA CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2005	2004
REVENUES	$765,492	$465,481

OPERATING COSTS AND EXPENSES:
Search services expenses	526,336	330,278
Sales and marketing expenses	256,530	426,601
Product and content development expenses	160,169	157,625
General and administrative	2,680,607	2,327,146
Depreciation and amortization	106,269	370,497

	3,729,911	3,612,147

LOSS FROM OPERATIONS	(2,964,419)	(3,146,666)

OTHER INCOME (EXPENSE):
Interest income and other	7,921	7,430
Interest expense	(2,387)	(78,013)

TOTAL OTHER INCOME (EXPENSE)	5,534	(70,583)

NET LOSS	(2,958,885)	(3,217,249)
Preferred stock dividends	(13,383)	(64,160)
Deemed preferred stock dividend	—	(1,897,700)

Net loss attributable to common stockholders	$(2,972,268)	$(5,179,109)

NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$(0.41)	$(0.70)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING BASIC AND DILUTED	7,266,511	4,612,198

NET LOSS	$(2,958,885)	$(3,217,249)
Foreign currency translation adjustment	4,306	5,379

COMPREHENSIVE LOSS	$(2,954,579)	$(3,211,870)

See notes to consolidated financial statements.

QUEPASA CORPORATION AND SUBSIDIARY

Consolidated Statement of Changes in Stockholders’ Equity

For the Years Ended December 31, 2005 and 2004

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Foreign Currency Translation Adjustment	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance—December 31, 2003	—	$—	3,606,602	$3,607	$106,775,092	$(106,336,756)	$(15,396)	$426,547
Deemed preferred stock dividend	—	—	—	—	1,897,700	(1,897,700)	—	—
Issuance of common stock for cash, net of offering costs of $1,396,938	—	—	2,262,831	2,263	2,938,949	—	—	2,941,212
Issuance of common stock for services	—	—	115,000	115	216,769	—	—	216,884
Issuance of preferred stock for cash, net of offering costs of $82,875	7,373	564,625	—	—	—	—	—	564,625
Issuance of preferred stock as payoff of bridge loan, net of offering cost of $32,500	2,500	217,500	—	—	—	—	—	217,500
Issuance of warrants for services	—	—	—	—	1,159,611	—	—	1,159,611
Issuance of additional common shares for extension of offering	—	—	33,975	34	44,134	—	—	44,168
Issuance of common stock in connection with bridge loan	—	—	25,000	25	63,975	—	—	64,000
Issuance of common stock for preferred dividends	—	—	12,138	12	14,901	(14,913)	—	—
Accrued dividends to preferred stockholders	—	—	—	—	—	(49,247)	—	(49,247)
Exchange of common for preferred	10,002	999,730	(768,225)	(768)	(998,962)	—	—	—
Conversion of preferred to common	(16,538)	(1,564,000)	1,344,552	1,344	1,562,656	—	—	—
Issuance of stock options for compensation	—	—	—	—	26,000	—	—	26,000
Exercise of common stock options	—	—	219,522	220	155,769	—	—	155,989
Foreign currency translation adjustment	—	—	—	—	—	—	5,379	5,379
Net loss	—	—	—	—	—	(3,217,249)	—	(3,217,249)

Balance—December 31, 2004	3,337	$217,855	6,851,395	$6,852	$113,856,594	$(111,515,865)	$(10,017)	$2,555,419
Issuance of stock options for services	—	—	—	—	247,447	—	—	247,447
Issuance of common stock for cash, net of offering costs of $65,000	—	—	293,333	293	634,706	—	—	634,999
Issuance of common stock for preferred dividends	—	—	50,919	51	62,579	(13,383)	—	49,247
Issuance of additional common shares for extension of offering	—	—	50,780	51	114,712	—	—	114,763
Issuance of common stock for services	—	—	25,000	25	51,225	—	—	51,250
Issuance of common stock related to settlement of lawsuit	—	—	39,295	39	98,199	—	—	98,238
Conversion of preferred to common	(3,337)	(217,855)	271,299	271	217,584	—	—	—
Exercise of common stock options	—	—	15,000	15	20,985	—	—	21,000
Exercise of common stock warrants	—	—	235,000	235	469,765	—	—	470,000
Foreign currency translation adjustment	—	—	—	—	—	—	4,306	4,306
Net loss	—	—	—	—	—	(2,958,885)	—	(2,958,885)

Balance—December 31, 2005	—	$—	7,832,021	$7,832	$115,773,796	$(114,488,133)	$(5,711)	$1,287,784

See notes to unaudited condensed consolidated financial statements.

QUEPASA CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2005	2004
OPERATING ACTIVITIES:
Net loss	$(2,958,885)	$(3,217,249)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	106,269	370,497
Amortization of discount on note payable	—	64,000
Warrants issued for professional services	—	256,396
Issuance of additional common shares required in offering	114,763	44,168
Issuance of common stock and options for services and settlement of lawsuit	396,935	242,884
Forgiveness of forgivable loans	13,000	17,000
Bad debt expense	21,508	19,530
Change in assets and liabilities:
Receivables	(69,803)	(829)
Prepaid expenses and other assets	43	(9,337)
Accounts payable and other current liabilities	(359,312)	454,504
Deferred revenue	43,075	143,242

Net cash used in operating activities	(2,692,407)	(1,615,194)

INVESTING ACTIVITIES:
Issuance of notes receivable	(13,000)	(17,000)
Purchase of property and equipment	(44,507)	(78,487)

Net cash used in investing activities	(57,507)	(95,487)

FINANCING ACTIVITIES:
Proceeds from issuance of common stock, exercise of warrants and stock options, net of commissions of $65,000	1,125,999	4,000,416
Proceeds from issuance of preferred stock	—	532,125
Proceeds from issuance of notes payable	—	225,000
Payments on notes payable	(8,073)	(20,610)

Net cash provided by financing activities	1,117,926	4,736,931

Foreign currency translation adjustment	4,306	5,379

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,627,682)	3,031,629
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,069,571	37,942

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,441,889	$3,069,571

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$2,387	$1,913
Cash paid for income taxes	—	—

(continued)

(Continued from the previous page)

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:

In January 2005, the Company issued 40,045 shares of common stock valued at $49,255 for preferred stock dividends, of which $49,247 had been recorded as an accrued dividend at December 31, 2004.

In May 2005, the Company granted 250,000 common stock options valued at $247,447 for professional business services.

In July 2005, the Company issued 10,874 shares of common stock valued at $13,383 for preferred stock dividends.

In July 2005, the Company issued 25,000 shares of common stock valued at $51,250 for services.

In August 2005, the Company issued 50,780 shares of common stock valued at $114,763 as additional shares required by a private placement.

In August 2005, the Company issued 39,295 shares of common stock valued at $98,238 related to the settlement of a lawsuit.

During 2005, certain stockholders converted 3,337 shares of preferred stock valued at $217,855 for 271,299 shares of common stock.

During 2004, the Company recorded a deemed preferred dividend of $1,897,700 based on the beneficial conversion feature imbedded in the issued convertible preferred stock.

In January 2004, the Company issued 25,000 shares of common stock along with debt. Such stock was valued at $64,000 and recorded as a discount on the note payable.

In March 2004, the Company granted 20,000 common stock options valued at $26,000 to an employee in lieu of cash compensation pursuant to an employment agreement.

In April and May 2004, the Company issued an aggregated amount of 200,000 warrants valued at $256,396 for professional business advisory services.

In April 2004, the Company issued 33,975 common shares valued at $44,168 as consideration for extending the services related to a private placement.

In April 2004, the Company issued 62,500 shares of common stock valued at $118,750 for professional business advisory services related to a private placement.

In April 2004, the Company issued 2,500 shares of preferred stock as satisfaction of outstanding bridge loans of $250,000.

In April 2004, the Company acquired property and equipment with a recorded value of $63,442, of which $11,356 was paid with cash.

Non-cash components of the acquisition:

Net Book Value of old asset traded-in for new asset	$32,702
Reduction in trade-in value for balance of note payable on old asset	(20,642)
Amount of note payable created as partial consideration of new asset acquisition	40,026

$52,086

In July 2004, the Company issued 12,138 shares of common stock valued at $14,913 for preferred stock dividends.

In August and December 2004, the Company issued an aggregate amount of 52,500 shares of common stock valued at $98,134 to certain employees for compensation.

In September and December 2004, the Company issued an aggregate amount of 338,000 warrants valued at $903,215 related to the cost of raising capital.

In December 2004, the Company recorded accrued dividends of $49,247 related to the preferred stock.

During 2004, certain stockholders exchanged 768,225 common shares valued at $999,730 for 10,002 preferred shares.

During 2004, certain stockholders converted 16,538 preferred shares valued at $1,564,000 to 1,344,552 common shares.

Notes to Consolidated Financial Statements

QUEPASA CORPORATION

Note 1—Description of Business and Summary of Significant Accounting Policies

The Company, a Nevada Corporation, was incorporated in June 1997. The Company is a Spanish/English language Internet community targeting the U.S. Hispanic and Latin American markets. The Company’s web site provides users search engine capabilities and performance based marketing applications as well as traditional portal services centered around the Spanish market. The Quepasa.com web site is operated and managed by the Company’s majority owned Mexico-based subsidiary, Quepasa.com de Mexico. Because the language preference of many U.S. Hispanics is English, it also offers users the ability to access information and services in the English language.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Quepasa Corporation, and its subsidiary, Quepasa.com de Mexico. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions it invests with. Periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

Concentrations of Credit Risk

The Company extends credit on a non-collateralized basis primarily to companies who are located in the United States. The Company performs periodic credit evaluations of its customer’s financial condition as part of its decision to provide credit terms. The Company estimates the level of accounts receivable which will ultimately not be paid and historically has not experienced significant credit losses.

Other financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided utilizing the straight-line method over the estimated useful lives for owned assets, ranging from 2 to 10 years.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue on arrangements in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 “Revenue Recognition,” and Emerging Issues Task Force Issue 00-21, “Revenue Arrangements with Multiple Deliverables.” In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectibility of the resulting receivable is reasonably assured.

Revenue is primarily generated from performance based search advertisements, Google AdSense and banner advertisements. The Company recognizes revenue related to banner advertisements ratably over the contract period. Performance based search revenue is recognized in the period in which the “click-throughs” occur. “Click-throughs” are defined as the number of times an internet user clicks on an advertisement or search result. Performance based revenue is recognized when there is evidence that the qualifying transactions have occurred. Google AdSense revenue is recognized in the period in which it is earned based on reporting by Google.

Customers generally make advance deposits, which are recorded as deferred revenue, for performance based services which are recorded as revenue when an internet user clicks on a sponsored advertisement. Most advertisers utilize self-service tools to open and manage accounts online including tracking, price management and measurement features.

Income Taxes

The Company recognizes deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. The Company’s temporary differences result primarily from net operating loss carryforwards.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2005 and 2004 was approximately $177,425 and $15,020 respectively.

Comprehensive Income

The Company has adopted SFAS No. 130, Reporting Comprehensive Income. The statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be disclosed in the financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events from non-owner sources. Comprehensive income is the total of net income and other comprehensive income.

Basic and Diluted Earnings (Loss) Per Common Share

In accordance with SFAS No. 128, “Earnings Per Share”, basic earnings (loss) per share is computed based upon the weighted average number of common shares outstanding during the period. The Company has presented only basic earnings (loss) per share as it had no dilutive potential common shares outstanding.

Recently Issued Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revision of Statement of Financial Accounting Standards No. 123, “Share-Based Payment” (“SFAS123R”). This statement revises FASB Statement No. 123, “Accounting for Stock-Based Compensation” and requires companies to recognize the cost of employee stock options and other awards of stock-based compensation based on the fair value of the award as of the grant date. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. This statement supersedes Accounting Principles Board (“APB”) Opinion No. 25, which allowed companies to compute compensation cost for each employee stock option granted as the amount by which the quoted market price of the common stock on the date of grant exceeds the amount the employee must pay to acquire the stock. The Company currently accounts for its stock option and stock-based compensation plans using the intrinsic-value method under APB Opinion No. 25. SFAS123R is effective as of the beginning of the first interim or annual period that begins after June 15, 2005. As of December 31, 2005, all of the outstanding options were fully vested and will not have an effect on future periods. For a discussion of the pro forma effect on the Company’s earnings for the two-year period ended December 31, 2005, had compensation cost for our stock-based compensation plans been recognized based on fair values as of the dates of grant, see “Stock-Based Compensation” in Note 1 of Notes to the Consolidated Financial Statements.

In December 2004 the Financial Accounting Standards Board (“FASB”) issued SFAS No. 153 “Exchange of Nonmonetary Assets – An Amendment of APB Opinion No. 29.” SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is to be applied prospectively for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company’s adoption of SFAS No. 153 is not expected to have a material impact on our financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the first quarter of fiscal 2006. The Company does not believe adoption of SFAS No. 154 will have a material effect on our financial position, cash flows or results of operations.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. The Company looks primarily to the undiscounted future cash flows in its assessment of whether or not long-lived assets have been impaired.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, prepaids and accounts payable approximated fair value as of December 31, 2005 because of the relatively short maturity of these instruments.

The carrying amounts of notes payable and debt issued approximate fair value as of December 31, 2005 because interest rates on these instruments approximate market interest rates.

Product and Content Development Costs

Costs incurred in the classification and organization of listings within the Company’s website are charged to expense as incurred. In accordance with Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, material software development costs, costs of development of new products and costs of enhancements to existing products incurred during the application development stage are capitalized. Based upon the Company’s product development process, and the constant modification of the Company’s website, costs incurred by the Company during the application development stage have been insignificant.

Stock-Based Compensation

The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company has adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to provide pro forma net earnings (loss) and pro forma net earnings (loss) per share disclosures for employee stock option grants as if the fair-value-based method as defined in SFAS No. 123 had been applied.

The Company uses the Black-Scholes model (Model), for purposes of valuing its stock option grants. The Model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, it requires the input of highly subjective assumptions, including the expected stock price volatility, expected dividend yields, the risk free interest rate, and the expected life. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the value determined by the Model is not necessarily indicative of the ultimate value of the granted options.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation—Transition and Disclosure.” Accordingly, no compensation cost is recognized for the issuances of stock options to employees when the exercise price approximates market. Pursuant to the Accounting Principles Board Opinion No. 25 the Company would recognize compensation expense on issuances of stock options to employees when the exercise price is less than the fair value of the stock.

During 2005, the Company granted 1,200,000 stock options, all of which vested upon issuance and which expire at various times between May and June 2012. During 2004, the Company granted 265,000 stock options: 125,000 of these options were to have vested according to certain performance milestones but were forfeited in 2005 upon the employee’s termination of employment; the remaining options vested upon issuance and expire at various times between January and March 2011. Stock based compensation totaled $247,447 and $124,134 for the fiscal years 2005 and 2004, respectively.

Had compensation cost for the Company’s option plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS 148, the Company’s net loss and basic loss per common share would have been changed to the pro forma amounts indicated below:

	For the Years Ended December 31,
	2005	2004
Net loss - as reported	$(2,958,885)	$(3,217,249)
Add back: stock based compensation expense recognized, net of related tax effects	247,447	124,134
Pro forma effect of stock based compensation expense determined under the fair value method for all awards, net of related tax effects.	(1,511,310)	(248,333)

Net loss – pro forma	$(4,222,748)	$(3,341,448)

Basic loss per common share – as reported	$(0.41)	$(.70)
Basic loss per common share – proforma	$(0.58)	$(.72)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

	For the Years Ended December 31,
	2005	2004
Approximate risk free rate	4.5%	4.5%
Average expected life	7 years	7 years
Dividend yield	0%	0%
Volatility	123%	274%
Estimated per share weighted average fair value of total options granted	$1.64	1.51

Note 2—Liquidity

The Company has incurred net losses from operations since inception and has an accumulated deficit of approximately $114.5 million through December 31, 2005.

In the spring of 2002, the Company’s founder re-joined the Company and began efforts in the development of a new business model. The new revenue model includes offering internet and category search capacities to our community users, banner placement and paid link capabilities for advertisers. In order to generate significant revenue in the future, the Company must continue to expand its advertising products and services and successfully direct marketing to potential advertising customers. The Company intends to price the advertising products and services competitively against other related companies.

On March 21, 2006, the Company entered into a warrant purchase agreement with an investment group to acquire three series of warrants. Each warrant is exercisable for 1,000,000 shares of common stock. The first warrant has an exercise price of $2.87 and can be exercised at any time within 180 days. The second and third warrants are not exercisable unless the first warrant is exercised in full. The second warrant has an exercise price of $4.00 per share and can be exercised any time prior to March 21, 2016. The third warrant has an exercise price of $7.00 per share and can be exercised any time prior to March 12, 2016.

The Company expects to continue to incur significant costs, particularly general and administrative costs during 2005, and does not expect sufficient revenue to be realized to offset these costs until later in 2006. The Company believes that its current cash balances, cash generated from its operations, and its financing activities are sufficient to finance its business objective through the next twelve months.

Note 3—Balance Sheet Disclosures

Property and equipment consist of the following at December 31, 2005:

Software	$489,449
Computer equipment	240,745
Vehicles	116,382
Office furniture and equipment	57,146
Other equipment	10,038

Subtotal cost	913,760
Less accumulated depreciation and amortization	(741,363)

Net property and equipment	$172,397

Accrued and other current liabilities consist of the following at December 31, 2005:

Accrued salary and wages	$51,653
Payroll taxes	26,970
Other accrued expenses	18,892

Total	$97,515

Note 4—Long-Term Debt

Long-term debt consists of the following at December 31, 2005:

Note payable to a financing company, due in monthly installments of $804 including principal and interest at 6.61% through May 2009, secured by a vehicle.	$28,788
Less current portion	(7,297)

$21,491

Maturities of long-term obligations are as follows:

Year Ending December 31,
2006	7,297
2007	8,479
2008	9,057
2009	3,955

$28,788

Note 5—Commitments and Contingencies

Operating Leases

The Company leases its facilities under non-cancelable operating leases. Rent expense for these leases was:

Year Ended December 31,
2005	$184,433
2004	$146,696

Future minimum lease payments under these leases are as follows:

Year Ending December 31,
2005	$93,265

Employment Agreements

The Company has entered into employment and other agreements with all of its executive officers. During 2005 and 2004, the Company satisfied all its obligations under these agreements. The agreements are for terms varying from one to two years with its employees.

Litigation

On June 14, 2004, TIABFES, a California Corporation doing business as New Capital Advisors, filed suit against Quepasa Corporation, et. al., in the United States District Court for the Central District of California in Los Angeles, CA. The civil action was brought in connection with a claim by the Plaintiff through the Plaintiff’s counsel, Sarah Jane Barney, Esq., for damages associated with an alleged professional financial advisory and business strategy services agreement. The action sought damages under various causes of action, in amounts up to $2 million.

On August 2, 2005, the Company formally agreed to dismiss the lawsuit it filed against TIABFES Corp. d/b/a New Capital Advisors (“New Capital”) in Superior Court at Phoenix, Arizona (#CV2004-015723) on August 13, 2004 and New Capital agreed to dismiss the lawsuit it filed on June 14, 2004, against the Company in United States District Court, Central District of California (#04-4198). In connection with the final settlement agreement, the Company issued a total of 39,295 shares of common stock valued at $98,238.

On March 14 2005, Mr. Craig Behar, filed case no. CV2005-004439 against Quepasa Corporation, et. al., in the Maricopa County Superior Court at Phoenix, AZ. The civil action was brought in connection with a claim by the Plaintiff for damages associated with an alleged employment agreement. The action seeks damages under various causes of action, in amounts up to $418,700.

The Company has reviewed the claims with its counsel, finds the claims to be wholly without merit, and intends to vigorously defend them. Moreover, management believes that the amount claimed has been grossly overstated, in an attempt to induce the Company to settle the action rather than litigate it.

The Company is not aware of any additional pending legal proceedings against it that, individually or in the aggregate, would have a material adverse effect on our business, operating results or financial condition. The Company may in the future be party to litigation arising in the course of its business, including claims that the Company allegedly infringes third-party trademarks and other intellectual property rights. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Note 6—Stockholders’ Equity

On June 21, 2004, the Company filed a Registration Statement under the Securities Act for an aggregate of 2,515,096 shares of common stock for sale, comprised of 651,231 shares of common stock, 1,463,865 shares of common stock issuable upon conversion of preferred stock and 400,000 shares of common stock issuable upon exercise of common stock warrants. On July 6, 2004, the Registration Statement was declared effective by the Commission.

On September 2, 2005 the Company filed a Registration Statement under the Securities Act for an aggregate of 3,093,628 shares of common stock for sale, comprised of 1,699,388 shares of common stock and 1,394,240 shares of common stock issuable upon exercise of common stock warrants. On November 10, 2005, the Registration Statement was declared effective by the Commission.

Common Stock Transactions

In January 2004, the Company initiated an offering of common stock, $.001 par value, under an Financial Advisory Services Agreement with a proposed closing date of April 9, 2004. During the year ended December 31, 2004, the Company issued 739,500 shares of common stock under this agreement for proceeds of $865,215, net of commissions of $96,135.

In April 2004, the Company elected to keep open the private placement for common stock under the Financial Advisory Services Agreement. As a result, the Company issued an additional aggregate amount of 33,975 shares of common stock as consideration for this extension, valued at $44,168 to all subscribers in place under the common stock private placement as of April 9, 2004.

In July 2004, the Company issued 12,138 shares of common stock valued at $14,913 for preferred stock dividends.

In September 2004, the Company initiated a second offering of its common stock under a new Financial Advisory Services Agreement, under which the Company issued 250,000 units for proceeds of $450,000, net of commissions of $50,000. Each unit is comprised of two shares of common stock and one warrant, resulting in the issuance of 500,000 shares of common stock and 250,000 warrants valued at $317,168. The warrants are exercisable by the holders at $2.00 per share through December 31, 2007. In addition, the Company issued warrants to the placement agent valued at $70,930 which is included in additional paid-in capital and also recorded as a cost of raising capital.

In November 2004, the Company initiated a third offering of its common stock under a Selling Agreement, under which the Company issued 427,800 units for proceeds of $2,326,162, net of commissions of $347,588. Each unit is comprised of two shares of common stock and one warrant, for .4 of 1 share of common stock, resulting in the issuance of 855,600 shares of common stock and 342,240 warrants valued at $974,029. These warrants are exercisable by the holders at $4.50 per share through January 3, 2007. In addition, the Company issued 278,000 warrants to the selling agents valued at $832,285 which is included in additional paid-in capital and also recorded as a cost of raising capital.

During 2004, the Company issued 52,500 shares of common stock to 9 employees as compensation valued at $98,134. In addition, the Company issued 62,500 shares of common stock to outside consultants valued at $118,750 for professional services.

During the year ended December 31, 2004, the Company issued 167,731 shares of common stock for cash of $203,050 to accredited private investors, 219,522 shares of common stock for cash of $155,989 upon exercise of stock options, and 25,000 shares of common stock valued at $64,000 in conjunction with the issuance of notes payable.

In January 2005, the Company completed an offering of common stock, $.001 par value, under a Selling Agreement, under which the Company issued 80,000 units for proceeds of $435,000, net of commissions of $65,000. Each unit is comprised of two shares of common stock and one warrant for .4 of 1 share of common stock, resulting in the issuance of 160,000 shares of common stock, and 64,000 warrants valued at $182,146. These warrants are exercisable by the holders at $4.50 per share through January 3, 2007.

In January 2005, the Company issued 40,045 shares of common stock valued at $49,255 for preferred stock dividends.

In July 2005, the Company issued 50,780 additional shares of common stock valued at $114,763 as required by the terms of a private placement.

In July 2005, the Company issued 10,874 shares of common stock valued at $13,383 for preferred stock dividends.

In July 2005, the Company issued 25,000 shares of common stock valued at $51,250 for professional services.

In August 2005, the Company issued 39,295 shares of common stock valued at $98,238 related to the settlement of a lawsuit.

In December 2005, the Company issued 133,333 shares of common stock for cash of $200,000.

In December 2005, the Company issued 235,000 shares of common stock for cash of $470,000 upon exercise of stock warrants.

During 2005, the Company converted 3,337 shares of preferred stock to 271,299 shares of common stock.

During 2005, the Company issued 15,000 shares of common stock for cash of $21,000 upon exercise of stock options.

Preferred Stock

In February 2004, the Company initiated an offering of up to $2,000,000 of its 10% convertible redeemable, no par value, Series A preferred stock at $100 per share under a Private Placement Memorandum. Dividends are required to be paid semi-annually at a rate of 10% in shares of the Company’s common stock. Through this offering, the Company received $564,625, net of commissions of $82,875, for the issuance of 7,373 shares of preferred stock and received $217,500, net of commissions of $32,500 for the issuance of 2,500 shares of preferred stock as satisfaction of the outstanding bridge loans of $250,000.

In May 2004, the Company offered an Exchange Agreement whereby certain investors could exchange their aggregate common shares for preferred stock at an equivalent value. As of December 31, 2004, the Company had received subscriptions to 10,002 shares of preferred stock in exchange for 768,255 shares of common stock valued at $999,730. As of December 31, 2004, all the available common shares have been exchanged for preferred shares under this agreement.

Pursuant to the PPM, the preferred stockholders were entitled to convert their shares into common stock at anytime. In addition, the Company had the right to cause the Investors in preferred shares to convert to common stock at any time after the closing price of the Company’s stock has closed at or above $1.95 for 20 consecutive trading days. As of December 31, 2004, the Company had not caused the Investors to convert their outstanding shares of preferred stock. The preferred stock had a conversion price of $1.23 which is 75% of the average closing price of the common stock for the ten days preceding the effective date of the Registration Statement (July 6, 2004) under the Securities Act.

In accordance with Emerging Issues Task Force (“EITF”) No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”, and EITF No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, and after considering the terms of the transaction, the Company recorded the effect of the imbedded beneficial conversion feature associated with the convertible preferred stock.

This beneficial conversion feature was measured as $1.9 million, which represents the difference between the fair value of the common stock and the effective conversion price. This beneficial conversion feature was recorded to additional paid-in capital as a deemed dividend to preferred stockholders.

In December 2004, the Company recorded accrued dividends of $49,247 related to the preferred stock.

As of December 31, 2004, certain preferred stockholders elected to convert 16,538 shares of preferred stock valued at $1,564,000 to 1,344,522 shares of common stock.

During 2005, the remaining outstanding shares of preferred stock were converted into common stock. Certain preferred stockholders converted 930 shares of preferred stock and, in addition, the Company elected to force conversion on the remaining 2,407 shares of preferred stock. These conversions of preferred stock were valued at $217,855 and converted to 271,299 shares of common stock.

As of December 31, 2005, there was no outstanding preferred stock.

Stock Options

In October 1998, the Company adopted and later amended the 1998 Stock Option Plan, which provides for the granting of options to officers, directors, and consultants. The plan permits the granting of “incentive stock options” meeting the requirements of Section 422A of the Internal Revenue Code as well as “nonqualified” which do not satisfy the requirements of that section. 6,000,000 shares of common stock have been reserved under the plan for the granting of options. The 1998 Stock Option Plan will be in effect until November 1, 2009, unless extended by the Company’s stockholders. The options are generally exercisable to purchase stock for a period of ten years from the date of grant.

Incentive stock options granted pursuant to the 1998 Stock Option Plan may not have an option price that is less than the fair market value of the stock on the date the option is granted. Incentive stock options granted to significant stockholders shall have an option price of not less than 110% of the fair market value of the stock on the date of the grant. Options granted under the plan vest one-third at the end of each of the three years of service following the grant date. The Board of Directors of the Company may waive the vesting requirements at its discretion. Except as noted, all stock options issued under the 1998 Stock Option Plan are exercisable for a period of 7 to 10 years from the date of grant.

Stock-based compensation totaled $247,447 and $124,134 for the years ended December 31, 2005 and 2004, respectively, and is classified as sales and marketing, product and content development and general and administrative expenses in the accompanying financial statements.

The following table presents the activity for options outstanding:

	Common Stock Options	Weighted Average Exercise Price
Outstanding—December 31, 2003	2,286,730	$1.54
Granted	265,000	1.26
Forfeited/canceled	(840,833)	1.60
Exercised	(219,522)	0.71

Outstanding—December 31, 2004	1,491,375	$1.57
Granted	1,200,000	1.64
Forfeited/canceled	(235,000)	1.45
Exercised	(15,000)	1.40

Outstanding—December 31, 2005	2,441,375	$1.62

The following table presents the composition of options outstanding and exercisable:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Price*	Life*	Number	Price*
$1.25 - $1.50	970,000	$1.39	5.9	970,000	$1.39
$1.60	969,500	$1.60	4.7	969,500	$1.60
$2.00	500,000	$2.00	6.4	500,000	$2.00
$30.00	1,875	$30.00	2.9	1,875	$30.00

Total—December 31, 2005	2,441,375	$1.62	5.0	2,441,375	$1.62

*	Price and Life reflect the weighted average exercise price and weighted average remaining contractual life, respectively.

Warrants

As compensation for financial advisory services under a Financial Advisory Agreement, the Company issued three 25,000 warrant packages valued at $72,245 in total during the year ended December 31, 2004. The Company has accounted for the warrants as professional services and they are included in general and administrative expenses. The warrants are for the purchase of common stock and are exercisable for two years at prices of $1.50, $2.00 and $2.50 and expire ratably in February, March and April 2006. The warrants were valued using the Black-Scholes option-pricing model using assumptions as follows: expected dividend yield 0%, risk free interest rate of 4.5%, expected volatility 154%, and expected life of two years.

On May 5, 2004, as compensation for general business advisory services under a different business advisory agreement, the Company issued a 125,000 warrant package valued at $184,151. The Company has accounted for the warrants as professional services and they included in general and administrative expenses. The warrants are for the purchase of common stock and are exercisable for two years at a price of $2.00 and expire in May 2006. The warrants were valued using the Black-Scholes option-pricing model using assumptions as follows: expected dividend yield 0%, risk free interest rate of 4.5%, expected volatility 170%, and expected life of two years.

On September 15, 2004, as additional compensation for services related to the second offering of common stock, the Company issued a 60,000 warrant package valued at $70,930. The Company has accounted for the warrants as a cost of raising capital and included the value in additional paid in capital. The warrant package includes 50,000 and 10,000 warrants at prices of $2.00 and $2.60, respectively. The warrants are exercisable for two years and expire in September 2006. The warrants were valued using the Black-Scholes option-pricing model using assumptions as follows: expected dividend yield 0%, risk free interest rate of 4.5%, expected volatility 170%, and expected life of two years.

In September 2004, the Company issued to investors 250,000 warrants valued at $317,168 related to a private placement. The warrants are a part of the units offered to investors where each unit consisted of two shares of common stock and one warrant. The warrants are exercisable by the holders at $2.00 per share through December 31, 2007.

In December 2004, as compensation related to the third offering of common stock, the Company issued 278,000 warrants valued at $832,285. The Company has accounted for the warrants as a cost of raising capital and included the value in additional paid in capital. The warrants are for the purchase of common stock and are exercisable for two years at a price of $4.50 and expire in January 2007. The warrants were valued using the Black-Scholes option-pricing model using assumptions as follows: expected dividend yield 0%, risk free interest rate of 4.5%, expected volatility 172%, and expected life of two years.

On December 30, 2004, the Company issued to investors 342,240 warrants valued at $974,029 related to a private placement. The warrants are a part of the units offered to investors where each unit consisted of two shares of common stock and one warrant for .4 of 1 of common stock. The warrants are for the purchase of common stock exercisable for two years at a price of $4.50 and expire in January 2007.

In January 2005, the Company issued 64,000 warrants valued at $182,146 related to the above private placement.

During 2005, the Company received $470,000 related to the exercise of 235,000 warrants in exchange for 235,000 new warrants. The new warrants are for the purchase of common stock and are exercisable by the holders at $4.00 per share through November 22, 2008.

Subsequent to 2005, the Company received $150,000 related to the exercise of 75,000 warrants. In addition, the Company received $20,000 related to the exercise of 10,000 warrants in exchange for 10,000 new warrants. The new warrants are for the purchase of common stock and are exercisable by the holders at $4.00 per share through November 22, 2008.

Note 8—Income Taxes

The Company did not provide a current or deferred US federal, state or foreign income tax provision or benefit for any of the periods presented because it has experienced recurring operating losses. The Company has provided a full valuation allowance on the deferred tax asset, consisting primarily of the net operating losses, because it is more likely than not that the deferred tax asset will not be realized.

At December 31, 2005, the Company had net operating losses of approximately $70,440,000 related to US federal, foreign and state jurisdictions. Utilization of the net operating loss, which expires at various times starting in 2012 through 2025, may be subject to certain limitations under Section 382 of the Internal Revenue Code of 1986, as amended, and other limitations under state and foreign tax laws.

Actual income tax benefit differs from the amount calculated using the Federal statutory tax rate as follows:

	2005	2004
Expected tax benefit	$(1,006,000)	$(1,094,000)
Effect of permanent differences	27,000	33,000
Change in valuation allowance for deferred tax assets	794,000	1,490,000
State tax benefit, net of federal provision (benefit)	(133,000)	(112,000)
Other	318,000	(317,000)

Income tax expense	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets (liabilities) are approximately as follows:

	December 31,
	2005	2004
Net operating loss	$27,119,000	$26,419,000
Deferred revenue	80,000	63,000
Fixed assets	35,000	(42,000)

Total net deferred tax assets	27,234,000	26,440,000
Valuation allowance for deferred tax assets	(27,234,000)	(26,440,000)

Net deferred tax asset	$—	$—

Note 9—Loss Per Share

The following table sets forth the computation for basic and diluted earnings per share:

	For the Years Ended December 31,
	2005	2004
Net loss	$(2,958,885)	$(3,217,249)
Basic earnings per share-weighted average shares	7,266,511	4,612,198
Basic and diluted loss per common share	$(0.41)	$(0.70)

Where the inclusion of potential common shares is anti-dilutive, such shares are excluded from the computation. Such anti-dilutive potential shares amounted to 3,635,615 and 2,821,615 at December 31, 2005 and 2004, respectively.

Note 10—Related Party Transactions

During 2005 and 2004, the Company made forgivable loans to an employee of the Company totaling $13,000 and $17,000 respectively, all of which have been forgiven as of December 31, 2005.

Note 11—Quarterly Financial Data— Unaudited

A summary of the quarterly data for the years ended December 31, 2005 and 2004 follows (in thousands, except net loss per share):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2005
Revenue	$126	$160	$190	$289	$765
Operating expenses	$746	$1,105	$987	$892	$3,730
Loss from operations	$(620)	$(945)	$(797)	$(603)	$(2,965)
Net loss	$(621)	$(943)	$(797)	$(598)	$(2,959)
Net loss per share, basic and diluted	$(0.09)	$(0.13)	$(0.11)	$(0.08)	$(0.41)

2004
Revenue	$24	$104	$216	$121	$465
Operating expenses	$662	$1,170	$893	$887	$3,612
Loss from operations	$(638)	$(1,066)	$(677)	$(766)	$(3,147)
Net loss	$(657)	$(1,118)	$(676)	$(766)	$(3,217)
Net loss per share, basic and diluted	$(0.17)	$(0.25)	$(0.15)	$(0.13)	$(0.70)

Note 12—Business Segment Information

The Company conducts operations in the United States of America through the parent company, Quepasa Corporation, and in Mexico through the Company’s Mexico-based subsidiary, Quepasa.com de Mexico, which operates and manages the Quepasa.com web site. The following presents segment information, by geographic area, for the Company for 2005 and 2004 (in thousands).

	United States	Mexico	Total
2005
Revenues	$765	$—	$765
Loss from operations	(2,918)	(46)	(2,964)
Other income (expense)	7	(1)	(6)
Net loss	$(2,912)	$(47)	$(2,959)
Depreciation and amortization	$79	$27	$106
Capital expenditures	$39	$6	$45
Identifiable assets at December 31, 2005	$1,659	$53	$1,712

2004
Revenues	$465	$—	$465
Loss from operations	(3,111)	(36)	(3,147)
Other income (expense)	(71)	—	(71)
Net loss	$(3,181)	$(36)	$(3,217)
Depreciation and amortization	$350	$20	$370
Capital expenditures	$53	$31	$84
Identifiable assets at December 31, 2004	$3,272	$82	$3,354

Note 13—Subsequent Events

Subsequent to December 2005, certain investors exercised 10,000 warrants in exchange for 10,000 new warrants. The new warrants are for the purchase of common stock and are exercisable by the holders at $4.00 per share through December 31, 2007.

In January 2006, the Company issued 30,000 shares of common stock related to the exercise of certain stock option agreements.

In March 2006, the Company issued 75,000 shares of common stock related to the exercise of certain warrant agreements.

On March 21, 2006, the Company entered into a warrant purchase agreement with an investment group to acquire three series of warrants. Each warrant is exercisable for 1,000,000 shares of Quepasa Common Stock. The first warrant has an exercise price of $2.87 and can be exercised at any time within 180 days. The second and third warrants are not exercisable unless the first warrant is exercised in full. The second warrant has an exercise price of $4.00 per share and can be exercised any time prior to March 21, 2016. The third warrant has an exercise price of $7.00 per share and can be exercised any time prior to March, 2016.

On March 21, 2006, the Company entered into an employment agreement with Robert B. Stearns (“Mr. Stearns”) whereby Mr. Stearns was appointed Chairman of the Board of Directors and Chief Executive Officer of the Company. As a part of this agreement, Mr. Stearns was granted 600,000 options that vest monthly, as defined in the agreement, at an exercise price of $3.55, the fair market value on March 21, 2006. In addition Mr. Stearns was issued 200,000 warrants to purchase common stock at an exercise price of $3.55. These warrants expire on March 21, 2016.

On March 21, 2006, the Company entered into an employment agreement with Jeffrey Peterson, the Company’s founder and former Chief Executive Officer whereby Mr. Peterson was appointed Chief Technical Officer. As a part of this agreement, the Company will pay Mr. Peterson $250,000 upon termination of this employment agreement.

Quepasa Corporation and Subsidiaries

Condensed Consolidated Balance Sheets

	September 30, 2006	December 31, 2005
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,921,376	$1,441,889
Restricted cash	101,977	—
Accounts receivable - trade	14,181	52,185
Accounts receivable - other	3,868	740
Prepaid expenses	67,687	16,465

Total current assets	4,109,089	1,511,279

NON-CURRENT ASSETS:
Property and equipment - net	262,808	172,397
Deposits and other assets	36,686	28,681

Total noncurrent assets	299,494	201,078

Total assets	$4,408,583	$1,712,357

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$289,782	$90,407
Accrued and other current liabilities	33,880	97,515
Deferred revenue	170,356	207,863
Current portion of long-term debt	8,341	7,297
Funds in escrow	101,977	—

Total current liabilities	604,336	403,082
LONG-TERM DEBT- net of current portion	15,184	21,491

Total liabilities	619,520	424,573

STOCKHOLDERS' EQUITY:
Common stock, $.001 par value; authorized 50,000,000 shares; issued and outstanding 9,754,361 shares (September 30, 2006) and 7,832,021 (December 31, 2005)	9,754	7,832
Additional paid-in capital	122,626,287	115,773,796
Accumulated deficit	(118,833,434)	(114,488,133)
Foreign currency translation adjustment	(13,544)	(5,711)

Total stockholders’ equity	3,789,063	1,287,784

Total liabilities and stockholders’ equity	$4,408,583	$1,712,357

See notes to unaudited condensed consolidated financial statements.

Quepasa Corporation and Subsidiaries

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

	Nine months ended September 30,		Three months ended September 30,
	2006	2005	2006	2005
REVENUES	$302,185	475,782	53,713	189,972

OPERATING COSTS AND EXPENSES:
Search services expenses	200,142	303,701	34,812	76,289
Sales and marketing expenses	104,170	210,119	46,252	63,012
Product and content development expenses	219,845	112,572	101,474	38,721
General and administrative	4,099,924	2,132,857	1,171,395	782,187
Depreciation and amortization	65,683	78,437	23,914	26,898

	4,689,764	2,837,686	1,377,847	987,107

LOSS FROM OPERATIONS	(4,387,579)	(2,361,904)	(1,324,134)	(797,135)

OTHER INCOME (EXPENSE):
Interest income and other	43,894	2,700	27,625	4
Interest expense	(1,616)	(1,717)	(792)	(356)

TOTAL OTHER INCOME (EXPENSE)	42,278	983	26,833	(352)

NET LOSS	(4,345,301)	(2,360,921)	(1,297,301)	(797,487)
Preferred stock dividends	—	(13,383)	—	(8)

Net loss attributable to common stockholders	$(4,345,301)	$(2,374,304)	$(1,297,301)	$(797,495)

NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$(0.51)	$(0.33)	$(0.14)	$(0.11)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING BASIC AND DILUTED	8,452,996	7,189,065	9,297,354	7,394,726

NET LOSS	$(4,345,301)	$(2,360,921)	$(1,297,301)	$(797,487)
Foreign currency translation adjustment	(7,833)	2,137	(26,094)	(4,606)

COMPREHENSIVE LOSS	$(4,353,134)	$(2,358,784)	$(1,323,395)	$(802,093)

See notes to unaudited condensed consolidated financial statements.

Quepasa Corporation and Subsidiaries

Consolidated Statement of Changes in Stockholders' Equity

(Unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Foreign Currency Translation Adjustment	Total Stockholders’ Equity
	Shares	Amount
Balance—December 31, 2005	7,832,021	$7,832	$115,773,796	$(114,488,133)	$(5,711)	$1,287,784
Issuance of stock options for compensation	—	—	402,342	—	—	402,342
Issuance of warrants for compensation	—	—	100,592	—	—	100,592
Issuance of warrants for executive acquisition	—	—	1,464,899	—	—	1,464,899
Issuance of stock options for services	—	—	52,714	—	—	52,714
Issuance of common stock for services	10,000	10	73,990	—	—	74,000
Exercise of common stock options	482,500	483	653,017	—	—	653,500
Exercise of common stock warrants	1,429,840	1,429	4,104,937	—	—	4,106,366
Foreign currency translation adjustment	—	—	—	—	(7,833)	(7,833)
Net loss	—	—	—	(4,345,301)	—	(4,345,301)

Balance—September 30, 2006	9,754,361	$9,754	$122,626,287	$(118,833,434)	$(13,544)	$3,789,063

See notes to unaudited condensed consolidated financial statements.

Quepasa Corporation and Subsidiaries

Condensed Consolidated Statements of Cash Flows

	Nine months ended September 30,
	2006	2005
OPERATING ACTIVITIES:
Net loss	$(4,345,301)	$(2,360,921)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	65,683	78,437
Issuance of common stock warrants for executive acquisition	1,464,899	—
Issuance of additional common shares required for offering	—	114,763
Issuance of common stock options and warrants for compensation	502,934	—
Issuance of common stock and options for services	52,714	396,935
Issuance of common stock for services	74,000	—
Bad debt expense	6,384	—
Change in assets and liabilities:
Receivables	31,620	(26,385)
Prepaid expenses and other assets	(62,355)	10,595
Accounts payable and other current liabilities	135,740	(295,963)
Deferred revenue	(37,507)	93,814

Net cash used in operating activities	(2,111,189)	(1,988,725)

INVESTING ACTIVITIES:
Purchase of property and equipment	(156,094)	(33,730)

Net cash used in investing activities	(156,094)	(33,730)

FINANCING ACTIVITIES:
Proceeds from exercise of stock options and warrants	4,759,866	435,000
Payments on long-term debt	(5,263)	(5,528)

Net cash provided by financing activities	4,754,603	429,472

Foreign currency translation adjustment	(7,833)	2,137

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,479,487	(1,590,846)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,441,889	3,069,571

CASH AND CASH EQUIVALENTS, END OF PERIOD	$3,921,376	$1,478,725

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$1,616	$1,717

(continued)

(Continued from the previous page)

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:

During the nine months ended September 30, 2006, the Company had the following transactions:

•	The Company granted 820,200 common stock options with a compensation cost of $402,342 that was recorded as of September 30, 2006.

•	The Company issued 20,000 fully vested common stock options valued at $52,714 for consulting services.

•	The Company issued 10,000 shares of common stock valued at $74,000 for consulting services.

•	The Company issued 200,000 common stock warrants valued at $100,592 for executive compensation.

•	The Company issued 3,000,000 common stock warrants valued at $1,464,899 for executive acquisition.

During the nine months ended September 30, 2005, the Company had the following transactions:

•	The Company issued 40,045 shares of common stock valued at $49,255 for preferred stock dividends, of which $49,247 had been recorded as an accrued dividend at December 31, 2004.

•	Certain stockholders converted 3,337 shares of preferred stock valued at $217,855 for 271,299 common shares.

•	The Company issued 10,874 shares of common stock valued at $13,375 for preferred stock dividends.

•	The Company granted 250,000 common stock options valued at $247,447 for professional business services.

•	The Company issued 50,780 common shares valued at $114,763 as additional shares required by a private placement.

•	The Company issued 25,000 shares of common stock valued at $51,250 for services.

•	The Company issued 39,395 shares of common stock valued at $98,238 related to the settlement of a lawsuit.

See notes to unaudited condensed consolidated financial statements.

QUEPASA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1—Description of Business and Summary of Significant Accounting Policies

The Company’s web site, www.quepasa.com, is the largest and longest-established, bicultural, Hispanic online community. The Company seeks to entertain, empower, and enrich the members of its rapidly growing internet community. The Company’s interactive website delivers content, products, and services in English and Spanish.

Founded in 1997, Quepasa is a leading online community targeting the U.S. Hispanic and certain Latin American markets. The Company’s online network is designed to provide multiple topics of high importance to Hispanic users. The Company seeks to enhance its online experience through offerings of highly interactive content and community applications. The Quepasa.com web site is operated and managed by the Company’s majority owned Mexico-based subsidiary, Quepasa.com de Mexico S.A.B. de CV. Because the language preference of many U.S. Hispanics is English, the Company offers users the ability to access its information and services in a fully bilingual format.

Concentrations of Credit Risk and Significant Customers

The Company extends credit on a non-collateralized basis primarily to companies who are located in the United States. The Company performs periodic credit evaluations of its customer’s financial condition as part of its decision to provide credit terms. The Company estimates the level of accounts receivable which will ultimately not be paid and historically has not experienced significant credit losses.

Other financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards

In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revised Statement of Financial Accounting Standard (“SFAS”) No. 123, Share-Based Payment. The Company adopted SFAS No. 123(R) and related guidance on January 1, 2006. See Note 4 to the condensed consolidated financial statements for disclosure of the Company’s employee stock-based compensation and the effect of the adoption of SFAS No. 123(R).

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes. The new standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The new standard became effective for the Company on January 1, 2007. The Company is currently in the process of analyzing the impact of this new standard on its consolidated financial statements.

Revenue Recognition

The Company recognizes revenue on arrangements in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 Revenue Recognition, and Emerging Issues Task Force Issue 00-21, “Revenue Arrangements with Multiple Deliverables.” In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectibility of the resulting receivable is reasonably assured. Revenue has primarily been generated from pay-for-performance search advertisements, Google AdSense and banner advertisements.

Pay-for-Performance Revenue. Pay-for-performance search advertisements are recognized in the period in which the “click-throughs” occur. “Click-throughs” are defined as the number of times a user clicks on an advertisement or search result. Pay-for-performance revenue is recognized when there is evidence that the qualifying transactions have occurred. During the three months ended September 30, 2006 and 2005, pay-for-performance revenue accounted for 66% and 78% of total revenue, respectively. During the nine months ended September 30, 2006 and 2005, pay-for-performance revenue accounted for 74% and 91% of total revenue, respectively.

Google AdSense. The Company recognizes revenue from Google AdSense in the period it is earned as reported by Google. During the three months ended September 30, 2006 and 2005, Google AdSense revenue accounted for 11% and 22% of total revenue, respectively. During the nine months ended September 30, 2006 and 2005, Google AdSense revenue accounted for 16% and 9% of total revenue, respectively.

Banner Advertising Revenue. The Company recognizes revenue related to banner advertisements ratably over the contract period. During the three months ended September 30, 2006 and 2005, banner advertising revenue accounted for 23% and 0% of total revenue, respectively. For the nine months ended September 30, 2006 and 2005, banner advertising revenue accounted for 10% and 0% of total revenue, respectively. Payments received from advertisers prior to displaying their advertisements on our website are recorded as deferred revenue, as are all payments received from advertisers for performance based marketing initiatives.

Customers generally make advance deposits for pay-for-performance services, which are recorded as deferred revenue, and in turn are recorded as revenue when an internet user clicks on a sponsored advertisement. Most advertisers utilize self-service tools to open and manage accounts online including tracking, price management and measurement features.

Restricted Cash

As of September 30, 2006, the Company recorded restricted cash of $101,977 related to a Mexican government grant. The Mexican and Sonoran governments economic development initiative, entitled The Program for the Development of the Software Industry (“PROSOFT”), obligates these funds for certain capital equipment to include the purchase of a number of computers, workstations and associated office furniture and equipment. The Company has accounted for these funds as funds in escrow in our financial statements.

Note 2 – Basis of Presentation

The Company’s accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for financial information and pursuant to rules and regulations of the Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for a complete financial statement presentation. In the Company’s opinion, such unaudited information reflects all adjustments, consisting only of normal recurring adjustments, necessary to present the financial position and results of operations for the periods presented. The Company’s results of operations for interim periods are not necessarily indicative of the results to be expected for a full fiscal year. The Company’s condensed consolidated balance sheet as of December 31, 2005 was derived from its audited consolidated financial statements as of that date but does not include all the information and footnotes required by accounting principles generally accepted in the United States of America. The Company suggests that these unaudited condensed consolidated financial statements be read in conjunction with the audited consolidated financial statements included in its Annual Report on Form 10-KSB as of and for the year ended December 31, 2005, plus other Commission filings made by the Company from time to time.

Note 3 – Liquidity

The Company has incurred net losses from operations since inception and has an accumulated deficit of approximately $119 million through September 30, 2006. There is no assurance that the Company will earn profits in the future.

On March 21, 2006, the Company entered into a warrant purchase agreement with an investment group to acquire three series of warrants. Each warrant is exercisable for 1,000,000 shares of common stock. The first warrant had an exercise price of $2.87 and could be exercised at any time within 180 days. The second warrant has an exercise price of $4.00 per share and can be exercised any time prior to March 21, 2016. The third warrant has an exercise price of $7.00 per share and can be exercised any time prior to March 21, 2016. On July 31, 2006, the first warrant was exercised resulting in the Company issuing 1,000,000 shares of common stock in exchange for $2,870,000 in cash.

Subsequent to September 30, 2006, the Company issued 140,200 shares of common stock for cash of $619,900 related to the exercise of warrants.

On October 17, 2006, the Company entered into a Securities Purchase Agreement with MATT Inc. In connection with the Purchase Agreement, the Company issued 1,000,000 shares of common stock for $10,000,000 and two Series of 1,000,000 warrants, valued at $11,823,744, with exercise prices of $12.50 and $15.00, respectively.

Note 4 – Stockholders’ Equity

Common Stock Transactions

During the nine months ended September 30, 2006, the Company issued 482,500 shares of common stock for cash of $653,500 upon exercise of certain stock options.

During the nine months ended September 30, 2006, the Company issued 1,429,840 shares of common stock for cash of $4,106,366 upon exercise of certain warrants.

During the nine months ended September 30, 2006, the Company issued 10,000 shares of common stock for consulting services valued at $74,000.

Subsequent to September 30, 2006, the Company issued 1,000,000 shares of common stock for cash of $10,000,000 and 140,200 shares of common stock for cash of $619,900 upon exercise of certain warrants.

Warrants

In January 2006, the Company received $20,000 related to the exercise of 10,000 warrants in exchange for 10,000 new warrants. The new warrants are for the purchase of common stock and are exercisable by the holders at $4 per share through November 22, 2008.

On March 21, 2006, the Company entered into a warrant purchase agreement in which the Company issued three series of warrants valued at $1,464,899 to an investment group related to executive acquisition. Each warrant is exercisable for 1,000,000 shares of Quepasa Common Stock. The first warrant had an exercise price of $2.87 and could be exercised at any time within 180 days. The second warrant has an exercise price of $4.00 per share and can be exercised any time prior to March 21, 2016. The third warrant has an exercise price of $7.00 per share and can be exercised any time prior to March, 2016. On July 31, 2006, the first warrant was exercised in full resulting in the Company issuing 1,000,000 shares of common stock in exchange for $2,870,000 in cash.

On March 21, 2006, the Company issued 200,000 warrants valued at $100,592, as a part of the Robert B. Stearns employment agreement whereby Mr. Stearns was appointed Chairman of the Board of Directors and Chief Executive Officer of the Company. These warrants have an exercise price of $3.55 and expire on March 21, 2016.

On October 17, 2006, the Company entered into a Securities Purchase Agreement with MATT Inc. In connection with the Purchase Agreement, the Company issued two Series of warrants valued at $11,823,744. Series 1 is comprised of 1,000,000 shares with an initial exercise price of $12.50 and Series 2 is comprised of 1,000,000 warrants with an initial exercise price of $15.00. The exercise of these two Series of warrants can be adjusted down to no lower than $10 based on certain revenue related performance generated from this investor.

Stock-based compensation

In December 2004, the Financial Accounting Standards Board issued a revised Statement of Financial Accounting Standard (“SFAS”) No. 123, “Share-Based Payment.” SFAS 123(R) eliminates the intrinsic value method as an alternative method of accounting for stock-based awards under Accounting Principles Board (“APB”) No. 25 by requiring that all share-based payments to employees, including grants of stock options for all outstanding years, be recognized in the financial statements based on their fair values. It also revises the fair-value based method of accounting for share-based payment liabilities, forfeitures and modifications of stock-based awards and clarifies the guidance under SFAS No. 123 related to measurement of fair value, classifying an award as equity or as a liability and attributing compensation to reporting periods.

The Company has a stock-based compensation plan, which is fully described in Note 1 to the Audited Consolidated Financial Statements included in the Company’s annual report on Form 10-KSB for the year ended December 31, 2005. The Company adopted SFAS No. 123(R) and related guidance on January 1, 2006, using the modified prospective transition method. Under this transition method, compensation cost will be recognized based on the requirements of SFAS No. 123(R) for all share-based awards granted subsequent to January 1, 2006 and based on the original provisions of SFAS No. 123 for all awards granted prior to January 1, 2006, but not vested as of this date. Results for prior periods will not be restated. The total number of shares authorized for awards of options and restricted stock units is 6.5 million at September 30, 2006.

For the nine months ended September 30, 2006, employee stock-based compensation amounted to $502,934, comprised of warrants valued at $100,592 and stock options valued at $402,342, all of which is included in general and administrative expenses on the condensed consolidated statements of operations.

Stock Options

During the nine months ended September 30, 2006, the Company granted 840,200 stock options with an aggregate for value of $1,444,097. The Company issued 420,000 stock options in March 2006 that vest monthly over 36 months with an fair value of $727,023, 180,000 stock options in March 2006 that vest monthly over 12 months with a fair value of $131,368, 200,000 stock options granted throughout the nine months that vest at various times over 2 years with a fair value of $445,736, and 40,200 stock options that vest immediately with a fair value of $139,970.

The following describes how certain assumptions affecting the estimated fair value of options are determined. The dividend yield is computed as the annualized dividend rate at the date of grant divided by the strike price of the equity instrument; expected volatility is based on an average of the market implied volatility and historical volatility for expected life; the risk-free interest rate is based on U.S. Treasury securities with maturities equal to the expected life of the option; and considered that no forfeitures were likely on the options granted for the nine months ended September 30, 2006. The Company uses historical data in order to estimate exercise, termination and holding period behavior for valuation purposes.

All options outstanding as of December 31, 2005 were fully vested as of that date.

Employee stock-based compensation expense recognized from the grant of options under SFAS No. 123(R) was $123 thousand and $402 thousand, respectively, during the three and nine months ended September 30, 2006. There was no employee stock-based compensation expense during the three and nine months ended September 30, 2005. As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company’s net loss for the three and nine months ended September 30, 2006 was $123 thousand and $240 thousand, respectively, higher than it would have been if the Company had continued to account for share-based compensation using the intrinsic method of accounting. This additional expense increased net loss per common share, basic and diluted, by $.01 and $.03 for the three and nine months ended September 30, 2006.

The Company also granted options to non-employees for services rendered valued at $52,714 for the three and nine months ended September 30, 2006 and $0 and $247,446 for the three and nine months ended September 30, 2005.

A summary of option activity as of September 30, 2006, and changes during the period then ended is as follows:

Options	Shares	Weighted- Average Exercise Price	Aggregate Intrinsic Value	Weighted- Average Remaining Contractual Term (years)
Outstanding at January 1, 2006	2,441,375	$1.62
Granted	840,200	3.63
Exercised	(482,500)	1.35
Forfeited or expired	(26,875)	3.49

Outstanding at September 30, 2006	2,772,200	$2.26	$134,500	6.1 years

Exercisable at September 30, 2006	2,252,200	$1.6	$112,500	6.2 years

The weighted average vesting period used for 2006 is 24 months. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used to value the grants for the nine months ended September 30, 2006 were: 0% dividend yield; 77% volatility; 4.5% risk free interest rate; and 17 months expected life. During the nine months ended September 30, 2006 the weighted average fair value of stock options granted was $1.72.

The total intrinsic value of stock options exercised during the nine months ended September 30, 2006 was $162,400. Intrinsic value represents the difference between the Company’s stock price at the time the option was granted and the exercise price, multiplied by the number of options exercised.

	Options	Weighted Average Fair Value
Non-vested options at December 31, 2005	—	—
Granted	840,200	$1.72
Vested	(320,200)	1.14

Non-vested options at September 30, 2006	520,000	$2.02

As of September 30, 2006, the Company had $989 thousand of unrecognized compensation costs related to non-vested stock option awards that is expected to be recognized over a weighted average period of 26 months. Proceeds received from option exercises in the nine months ended September 30, 2006 were $654 thousand, and no tax benefits were realized from these stock option exercises. At September 30, 2006, there were 2,718,425 shares remaining available for grant awards under the Company 1998 Stock Option Plan.

Pro Forma Disclosures of Share-Based Payments

During the nine months ended September 30, 2005, the Company applied the intrinsic value method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123, Share-Based Payments Revised.

During the nine months ended September 30, 2005, the Company granted 1,200,000 stock options, all of which vested upon issuance and which expire at various times between May and June 2012.

Had compensation cost for the Company’s option plan been determined based on the fair value at the grant date for employee awards consistent with the provisions of SFAS 148, the Company’s net loss and basic loss per common share would have been changed to the pro forma amounts indicated below:

	For the 9 months ended September 30, 2005	For the 3 months ended September 30, 2005
Net loss - as reported	$(2,360,921)	$(797,487)
Add back: employee stock based compensation expense recognized, net of related tax effects	-0-	-0-
Pro forma effect of employee stock based compensation expense determined under the fair value method for all awards, net of related tax effects.	(1,263,863)	-0-

Net loss – pro forma	$(3,624,784)	$(797,487)

Basic loss per common share – as reported	$(0.33)	$(.11)
Basic loss per common share – pro forma	$(0.50)	$(.11)

Note 5 – Commitments and Contingencies

Litigation

On March 14, 2005, Mr. Craig Behar, filed case no. CV2005-004439 against Quepasa Corporation, et. al., in the Maricopa County Superior Court at Phoenix, AZ. The civil action was brought in connection with a claim by the Plaintiff for damages associated with an alleged employment agreement. The action seeks damages under various causes of action, in amounts up to $418,700.

The Company has reviewed the claims with its counsel, finds the claims to be wholly without merit, and intends to vigorously defend them. Moreover, management believes that the amount claimed has been grossly overstated, in an attempt to induce the Company to settle the action rather than litigate it.

The Company is not aware of any additional pending legal proceedings against it that, individually or in the aggregate, would have a material adverse effect on our business, operating results or financial condition. The Company may in the future be party to litigation arising in the course of its business, including claims that the Company allegedly infringes third-party trademarks and other intellectual property rights. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Commitments

In May 2006, the Company signed a three year lease through May 2009 for the corporate offices located in Scottsdale, Arizona. The new office lease calls for a monthly base rental of $9,068 during the term of the lease.

In September 2006, the Company signed a one year lease through September 2007 for the Quepasa de Mexico operations located in Hermosillo, Sonora, Mexico. The new office lease calls for a monthly base rental of $5,500 during the term of the lease.

Note 6 – Subsequent Events

On October 17, 2006, we entered into a Securities Purchase Agreement with MATT Inc. In connection with the Purchase Agreement, we issued 1,000,000 shares of common stock for $10,000,000 and two Series of 1,000,000 warrants, valued at $11,823,744, with exercise prices of $12.50 and $15.00, respectively. The exercise prices for the warrants are subject to adjustment, as described above under “Prospectus Summary-Recent Developments”.

In connection with the Purchase Agreement, MATT Inc. and our Company entered into the Registration Rights Agreement. The Registration Rights Agreement provides that within 30 days after the date of the closing of the transactions contemplated by the Purchase Agreement, we will file with the Commission a registration statement that will register for resale the common stock acquired by MATT Inc. and the common stock issuable upon exercise of the warrants and will use its best efforts to cause the registration statement to be declared effective. The Registration Rights Agreement also provides that we will keep the registration statement effective until the securities have all been sold or cease to be registerable securities.

On October 20, 2006 the NASDAQ Stock Market approved the common stock of our Company for listing and trading on the NASDAQ Capital Market and the common stock of our Company began trading on such market on October 24, 2006.

On November 5, 2006, Mr. Jeffrey S. Peterson resigned as our Chief Technical Officer. Mr. Peterson will continue to serve as a member of our Board of Directors.

On November 11, 2006, Mr. Alonso Ancira joined our Board of Directors.

On November 20, 2006, we entered into an Amended and Restated Support Agreement with MATT Inc. and the CSMSA with both the Organization and MATT Inc.

The Amended and Restated Support Agreement provides that MATT Inc. will use its commercially reasonable efforts to generate revenue for us through advertising or other efforts. The revenue generated pursuant to the Amended and Restated Support Agreement will determine the adjustments made to the exercise prices of the warrants, as described above under “Prospectus Summary-Recent Developments.” The Amended and Restated Support Agreement also provides that the MATT Inc. will make a corporate jet available to our Company for up to 25 hours of use during each year of the Amended and Restated Support Agreement’s term.

The CSMSA provides that we will develop, operate, and host the Organization’s website and provide to the Organization all services necessary to conduct such operations. During the first three years of the term of the CSMSA, the Organization will reimburse us for its costs and expenses in providing these services, not to exceed $500,000 per annum. The CSMSA further provides that we will pay the Organization’s operating costs, up to a cap of $1,200,000 per annum minus our costs and expenses for providing the services to the Organization described above.

On December 13, 2006, we agreed to pay Lionel Sosa $300,000 for his role in the successful closing of the transactions described above. Mr. Sosa is a member of the Company’s Board of Directors and Chief Executive Officer of the Organization.

On January 19, 2007, we were advised by the NASDAQ Stock Market that we were not fully compliant with NASDAQ Marketplace Rule 4350 because Mr. Sosa: (i) whom we had determined was an independent director as defined in Marketplace Rule 4200; and (ii) who was a member of our Compensation Committee, Audit Committee, and Corporate Governance and Nominating Committee, had received a $300,000 payment from us on December 28, 2006, as reported in our Current Report on Form 8-K, filed on December 19, 2006. On January 20, 2007, at our regularly scheduled meeting of the Board of Directors (the “Board”), Mr. Sosa resigned from each of his Board committee positions and the Board appointed a new independent director, Malcolm Jozoff, to the Board and will serve as a member of the Audit Committee and Standards Committee and as the new Chairman of the Compensation Committee.

On January 22, 2007, we notified the NASDAQ Stock Market that: (i) Mr. Sosa had resigned from the Board committees that he served on; (ii) Mr. Jozoff had been elected to the Board and appointed to the Standards and Audit Committees and as the new Chairman of the Compensation Committee; and (iii) no Board or committee actions occurred during our noncompliance period. As a result, we are once again in full compliance with NASDAQ Marketplace Rules with regard to the composition of our Board committees.

On January 29, 2007, we adopted a Statement of Policy on Related Party Transactions. This statement requires our Board of Directors to be informed of certain “related party transactions” (as such term is defined in the policy) and that such transactions (including transactions comparable to the one described above between the company and Mr. Sosa) be approved or ratified by the Corporate Governance and Nominating Committee.

On January 31, 2007, we dismissed Ehrhardt Keefe Steiner & Hottman, PC (“EKS&H”) as our independent registered public accounting firm. The decision to dismiss EKS&H was approved by our Audit Committee of the Board of Directors. EKS&H’s reports on our consolidated financial statements for the fiscal years ended December 31, 2005 and 2004, did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. Moreover, during the fiscal years ended December 31, 2005 and 2004, and through January 31, 2007, we did not have any disagreements with EKS&H on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. Finally, during the fiscal year ended December 31, 2005 and 2004, and through January 31, 2007, there were no reportable events, as defined in Item 304(a)(1)(iv)(B) of Regulation S-B. We have disclosed EKS&H’s dismissal in our Form 8-K/A filed on February 8, 2007.

However, as previously disclosed in our Annual Report on Form 10-KSB for the years ended December 31, 2005 and 2004, EKS&H advised us of matters it considered to be material weaknesses in our internal controls relating to the adequacy of staffing of our accounting and finance department during the fiscal year ended December 31, 2005 and 2004, and through January 31, 2007. Although such matters were not reportable events, EKS&H considered the scope of responsibilities and duties of the Chief Financial Officer to be overextended and determined that selected transactions had not been documented in a timely manner. These circumstances contributed to certain liability accounts not being recorded and/or reconciled on a timely basis, certain transactions either not being recorded correctly or not being recorded at all and certain business transactions not documented in an appropriate manner. We have since taken actions to remedy the aforementioned material weakness and have hired additional staff for the finance and accounting department, including a corporate controller, to address our staffing needs.

On February 8, 2007, we engaged Perelson as our new independent registered public accounting firm. The decision to engage Perelson was approved by our Audit Committee of the Board of Directors.

During the fiscal years ended December 31, 2004 and 2005, and through February 8, 2007, the we did not consult with Perelson on: (i) the application of accounting principles to a specified transaction, either complete or contemplated; or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Perelson concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, except as follows: Perelson was consulted on the accounting for warrants that were issued by us in March 2006 (a) to an investment group, and (b) pursuant to an employment agreement, and Perelson concluded that our application of accounting principles generally accepted in the United States to these transactions was appropriate; or (ii) any matter that was either the subject of a disagreement or event, as those terms are defined in Item 304(a)(1)(iv) of Regulation S-B and the related instructions to Item 304 of Regulation S-B.

During the fiscal years ended December 31, 2004 and 2005, and through February 8, 2007, we did not consult with Perelson on any other matters or events set forth in Item 304(a)(2)(i) and Item 304(a)(2)(ii) of Regulation S-B.

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell securities and seeking offers to buy securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on its cover, regardless of the time of delivery of this prospectus or any sale of the securities.

7,183,333 Shares

Common Stock

PROSPECTUS

February 15, 2007